Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MITEL US HOLDINGS, INC.,

SHELBY ACQUISITION CORPORATION,

SHORETEL, INC.

and

MITEL NETWORKS CORPORATION

Dated as of July 26, 2017

Annex I — Offer Conditions

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	8.1(a)
Adverse Recommendation Change	5.3(d)
Affiliate	8.1(b)
Agreement	Preamble
Alternative Acquisition Agreement	5.3(d)
Alternative Financing	5.10(b)
Announcement	5.8
Anti-Corruption Law	8.1(d)
Antitrust Law	8.1(c)
Applicable Exchange	8.1(e)
Balance Sheet Date	3.7(c)
Book-Entry Shares	2.1(c)(ii)
Business Day	8.1(f)
Business Information Systems	3.12(j)
Capitalization Date	3.2(a)
Certificate of Merger	1.5
Certificates	2.1(c)(ii)
Chosen Courts	8.5(a)
Closing	1.4
Closing Date	1.4
Code	8.1(g)
Common Stock	Recitals
Company	Preamble
Company Benefit Plan	8.1(h)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bond	8.1(i)
Company Disclosure Letter	III
Company Equity Awards	8.1(j)
Company Equity Plans	8.1(k)
Company ESPP	8.1(l)
Company Financial Statements	3.7(a)
Company IP	8.1(m)
Company Licensed IP	8.1(n)
Company Material Adverse Effect	8.1(o)
Company Option	8.1(p)
Company Organizational Documents	8.1(q)
Company Owned IP	8.1(r)
Company Permits	3.5(d)
Company Registered IP	8.1(s)
Company Related Parties	7.6(d)
Company RSU	8.1(t)
Company SEC Reports	3.6(a)
Company Termination Fee	7.6(a)
Compensation Committee	5.14
Compliant	8.1(u)
Confidentiality Agreement	5.2(c)
Consent	8.1(v)
Contract	8.1(w)

Term	Section
CPCN	8.1(x)
CPUC	8.1(y)
Credit Facility	8.1(z)
Damages	8.1(aa)
Debt Commitment Letter	4.7
Debt Financing	4.7
DGCL	Recitals
Dissenting Shares	2.4(a)
DOJ	5.7(c)
Effect	8.1(bb)
Effective Time	1.5
Enforceability Exceptions	8.1(cc)
Environmental Claim	8.1(dd)
Environmental Laws	8.1(ee)
ERISA	8.1(ff)
ERISA Affiliate	8.1(gg)
Exchange Act	8.1(hh)
Excluded Shares	2.1(b)
Expenses	5.9
Expiration Time	1.1(c)
FCC	8.1(ii)
Financial Advisor	3.17(a)
Foreign Benefit Plan	3.9(i)
FTC	5.7(c)
GAAP	8.1(jj)
Government Contract	8.1(kk)
Governmental Authority	8.1(ll)
Governmental Authorizations	3.4(a)
Governmental Consent	8.1(mm)
Guarantor	Recitals
Hazardous Materials	8.1(nn)
Hazardous Materials Activity	8.1(oo)
HSR Act	3.4(a)(iv)
Indebtedness	8.1(pp)
Indemnitee	5.5(a)
Indemnitees	5.5(a)
Initial Expiration Time	1.1(c)
Intellectual Property Rights	8.1(qq)
Intervening Event	8.1(rr)
IRS	8.1(ss)
knowledge	8.1(tt)
Labor Laws	8.1(uu)
Law	8.1(vv)
Leased Real Property	3.15(b)
Legal Actions	8.1(ww)
Lender Related Parties	8.1(xx)
Liability	8.1(yy)
Liens	8.1(zz)
Marketing Period	8.1(aaa)
Material Contract	3.10(a)

Term	Section
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Minimum Cash Balance	3.8(d)
Minimum Condition	Appendix
NASDAQ	8.1(bbb)
Non-Party Affiliates	8.16
Offer	Recitals
Offer Acceptance Time	1.1(e)
Offer Closing	1.4
Offer Conditions	1.1(a)
Offer Documents	1.1(i)
Offer Price	Recitals
Open Source Technology	3.12(g)
Order	8.1(ccc)
Parent	Preamble
Parent Expense Reimbursement	7.7(a)
Parent Material Adverse Effect	8.1(ddd)
Parent Related Parties	7.6(d)
Parent Termination Fee	7.6(b)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Payoff Amount	5.10(c)(ix)
Permits	3.5(d)
Permitted Lien	8.1(eee)
Person	8.1(fff)
Personal Information	8.1(ggg)
Pre-Closing Period	5.1
Preferred Stock	3.2(a)
Premium Cap	5.5(b)
Privacy and Security Laws	8.1(hhh)
Privacy Policy	3.12(i)
Real Property Lease	3.15(b)
Registered IP	8.1(iii)
Regulatory Action	5.7(c)
Related Documents	8.10
Representatives	8.1(jjj)
Required Amount	4.7
Required Information	8.1(kkk)
Rights	8.1(lll)
RSU	8.1(mmm)
Sarbanes-Oxley Act	3.6(a)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(i)
SEC	1.1(i)
Section 214 Authorizations	8.1(ooo)
Securities Act	8.1(nnn)
Software	8.1(qq)
Subsidiary	8.1(ppp)
Superior Proposal	8.1(qqq)

Term	Section
Surviving Corporation	1.3
Takeover Law	3.3(b)
Takeover Proposal	8.1(rrr)
Tax	8.1(sss)
Tax Returns	8.1(ttt)
Technology	8.1(uuu)
Telecom Approvals	8.1(vvv)
Termination Condition	Appendix
Termination Date	7.2(a)
Third Party Consents	5.7(a)
Transaction Litigation	5.15(b)
Transactions	Recitals
Unvested Company Option	2.3(b)
Unvested Company RSU	2.3(d)
Vested Company Option	2.3(a)
Vested Company RSU	2.3(c)
WARN	8.1(www)
Willful and Intentional Breach	8.1(xxx)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 26, 2017 (this “Agreement”), by and among MITEL US HOLDINGS, INC., a Delaware corporation (“Parent”), SHELBY ACQUISITION CORPORATION, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), SHORETEL, INC., a Delaware corporation (the “Company”) and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17, MITEL NETWORKS CORPORATION, a Canadian corporation (“Guarantor”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the acquisition of the Company by Parent, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) at a price per share of $7.50 (such amount, or any other amount per share paid in the Offer in accordance with this Agreement, the “Offer Price”), to the sellers in cash, net of applicable withholding Taxes and without interest;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Merger Sub shall, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), merge with and into the Company (the “Merger”) as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, with the Company surviving the Merger and pursuant to which each share of Common Stock that is not validly tendered and irrevocably accepted for payment pursuant to the Offer (except as otherwise provided herein) will be converted into the right to receive the Offer Price;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined and declared that the Offer, the Merger and the other transactions contemplated hereby (the “Transactions”), are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of this Agreement and the Transactions, declared it advisable that the Company enter into this Agreement and consummate the Transactions, and authorized the execution, delivery and performance of this Agreement, (iii) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders (other than Guarantor and its Subsidiaries) accept the Offer and tender their shares of Common Stock in the Offer (such recommendation, the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the Transactions;

WHEREAS, the board of directors of Parent has unanimously approved this Agreement and the Transactions, and Parent, in its capacity as the sole stockholder of Merger Sub, has agreed to adopt this Agreement immediately following the execution and delivery hereof;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the executive officers and directors of the Company are executing and delivering tender support agreements in favor of Parent and Merger Sub (the “Company Stockholder Agreements”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1      The Offer.

(a) Upon the terms and subject to the conditions of this Agreement (including Article VII), as promptly as reasonably practicable following the date hereof, but in any event no later than the fifteenth (15th) Business Day after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock validly tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Annex I (as they may be amended in accordance with this Agreement, the “Offer Conditions”).

(b) To the extent permitted by Law, Parent and Merger Sub reserve the right, at any time, to waive, in whole or in part, any Offer Condition (other than the Minimum Condition), to increase the Offer Price or to modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, neither Parent nor Merger Sub shall (i) reduce the maximum number of shares of Common Stock sought to be purchased in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition or Termination Condition, (iv) impose conditions to the Offer that are different than or in addition to the Offer Conditions, (v) modify or amend any existing Offer Condition in a manner that is adverse to the holders of Common Stock (other than in an immaterial respect) or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Merger Sub to consummate the Offer, (vi) except as otherwise required or expressly permitted by Section 1.1(d), extend or otherwise change the Expiration Time, (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (viii) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of Common Stock or in any manner that delays or unreasonably interferes with, hinders or impairs the consummation of the Offer. Subject to Section 1.1(g), the Offer may not be terminated prior to its scheduled Expiration Time, unless this Agreement is terminated in accordance with Article VII.

(c) The Offer shall initially expire at 5:00 p.m., New York City time, on the date that is twenty-one (21) Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 1.1(d), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(d) Subject to Article VII, Merger Sub may or shall, as applicable, extend the Offer from time to time as follows:

(i) for the period as required by any applicable Law, including any rule, regulation, interpretation or position of the SEC, the staff thereof or the Applicable Exchange;

(ii)     if, at the then-scheduled Expiration Time, the Company, on the one hand, or Parent or Merger Sub, on the other hand, brings or shall have brought any Legal Action in accordance with Section 8.15 to enforce specifically the performance of the terms and provisions of this Agreement by the other parties hereto, the Expiration Time shall be extended (A) for the period during which such action is pending or (B) by such other time period established by the Governmental Authority presiding over such action, as the case may be, but, in each case of clauses (A) and (B), not past the Termination Date (for the avoidance of doubt, as the Termination Date may be extended pursuant to Section 7.2(a));

(iii)    if, at the then-scheduled Expiration Time, any Offer Condition has not either been (A) satisfied or (B) waived by Parent and Merger Sub (to the extent such waiver is permitted under this Agreement and applicable Law), then Merger Sub may, in its sole discretion (and without the consent of the Company or any other Person), and if requested by the Company, Merger Sub shall (and Parent shall cause Merger Sub to), extend the Offer on one or more occasions in consecutive periods of up to ten (10) Business Days each (with each such period to end at 5:00 p.m., New York City time, on the last Business Day of such period), the length of each such period to be determined by Parent in its sole discretion (or such longer period as may be agreed to by Parent and the Company) in order to permit the satisfaction of such Offer Conditions; provided, however, that Merger Sub shall not be required to extend the Offer to a date later than the Termination Date (for the avoidance of doubt, as the Termination Date may be extended pursuant to Section 7.2(a)); or

(iv) if, at the then-scheduled Expiration Time, the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and the Closing, Merger Sub shall have the right in its sole discretion to extend the Offer on one (1) occasion for up to ten (10) Business Days (with such period to end at 5:00 p.m., New York City time, on the last Business Day of such period), the length of such period to be determined by Parent in its sole discretion (or such longer period as may be agreed to by Parent and the Company); provided, that Merger Sub shall not be permitted to extend the Offer to a date later than the Termination Date (for the avoidance of doubt, as the Termination Date may be extended pursuant to Section 7.2(a)).

Merger Sub shall not, and Parent shall not permit Merger Sub to, extend the Offer in any manner except as required or permitted pursuant to this Section 1.1(d).

(e) On the terms and subject to the conditions of this Agreement, including satisfaction or waiver of all of the Offer Conditions, (i) prior to 9:00 a.m., New York City time, on the Business Day (determined using Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Time, Merger Sub shall, and Parent shall cause Merger Sub to, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer and (ii) at or as promptly as practicable following the Offer Acceptance Time (but in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) Merger Sub shall, and Parent shall cause Merger Sub to, pay for all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer. Parent shall provide or cause to be provided to Merger Sub, at the Offer Acceptance Time, the funds that, when taken together with available cash of the Company and its Subsidiaries, are necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.

(f) The Offer Price payable in respect of each share of Common Stock shall be paid on the terms and subject to the conditions of this Agreement. The Company agrees that no shares of Common Stock held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(g) Unless this Agreement is terminated in accordance with Article VII, neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to any scheduled Expiration Time without the prior written consent of the Company in its sole discretion. In the event this Agreement is terminated in accordance with Article VII, Merger Sub shall promptly (and in any event within one (1) Business Day) following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Common Stock pursuant thereto. If the Offer or this Agreement is terminated in accordance with this Agreement, Merger Sub shall promptly return, or request any depositary acting on behalf of Merger Sub to promptly return, all tendered shares to the tendering stockholders in accordance with applicable Law.

(h) Subject to the obligations of the Company and its Subsidiaries pursuant to Section 5.1, the Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Common Stock occurring on or after the date of this Agreement and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of shares of Common Stock the same economic effect as contemplated by this Agreement prior to such action.

(i) On the date of commencement of the Offer, Guarantor, Parent and Merger Sub shall file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the holders of the Common Stock as and to the extent required by applicable Law. The Company shall promptly furnish or otherwise make available to Parent or Parent’s legal counsel upon request all information concerning the Company and its Subsidiaries that may be reasonably requested by Parent for inclusion in the Offer Documents. Each of Guarantor, Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Guarantor, Parent and Merger Sub shall take all steps necessary and use all commercially reasonable efforts to promptly amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of the Common Stock, in each case as and to the extent required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Guarantor, Parent and Merger Sub shall include in such document (and any amendments thereto) all comments proposed by the Company and its counsel and acceptable to Parent and Merger Sub and their counsel, in each case acting reasonably. Guarantor, Parent and Merger Sub shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Guarantor, Parent or Merger Sub or their counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule TO or the Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Guarantor, Parent and Merger Sub to those comments and to provide comments on that response (which response shall include all comments proposed by the Company and its counsel and acceptable to Parent and Merger Sub and their counsel, in each case acting reasonably), including by offering the Company an opportunity to participate with Guarantor, Parent, Merger Sub or their counsel in any material discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. In the event that Guarantor, Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its commercially reasonable efforts to respond as promptly as practicable to such comments.

Section 1.2      Company Actions.

(a) On the date the Offer is commenced and the Offer Documents are filed with the SEC, the Company shall, concurrently with the filing of the Schedule TO, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule 14D-9”) containing, subject to Section 5.3, the Company Board Recommendation and shall disseminate the Schedule 14D-9 to the holders of the Common Stock as and to the extent required by Rule 14d-9 under the Exchange Act. The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262 of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. Each of Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel upon request all information concerning Guarantor, Parent and Merger Sub that may be reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary and use all commercially reasonable efforts to promptly amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of the Common Stock, in each case as soon as and to the extent required by applicable Law. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall include in such document (and any amendments thereto) all comments proposed by Parent, Merger Sub and their counsel and acceptable to the Company and its counsel, in each case acting reasonably. The Company shall provide Parent, Merger Sub and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (which response shall include all comments proposed by Parent, Merger Sub and their counsel and acceptable to the Company and its counsel, in each case acting reasonably), including by offering Parent, Merger Sub and their counsel an opportunity to participate with the Company or its counsel in any material discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation contained in the Schedule 14D-9. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its commercially reasonable efforts to respond as promptly as practicable to such comments. Nothing in this Section 1.2(a) shall limit the ability of the Company Board to make an Adverse Recommendation Change or any disclosure, in each case, in compliance with Section 5.3.

(b) In connection with the Offer, the Company shall furnish, or shall cause its transfer agent to furnish, Parent and Merger Sub promptly (and in any event within five (5) Business Days of the date of this Agreement) with mailing labels containing the names and addresses of the record holders of Common Stock as of the latest practicable date and shall promptly furnish, or cause to be furnished, mailing labels containing such information of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders and security position listings regarding the beneficial owners of Common Stock, in each case as of the latest date practicable, and shall furnish to Parent and Merger Sub or their respective Representatives such information (including periodically updated lists of stockholders, security position listings and computer files) as they may reasonably request in connection with the Offer. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent, Merger Sub and their respective Affiliates and Representatives shall use the information contained in any such labels, listings and files only in connection with the Transactions, shall treat such information and materials in accordance with the terms and conditions of the Confidentiality Agreement, and, if this Agreement shall be terminated in accordance with Article VII, will deliver to the Company or destroy all copies of such information then in their possession or under their control promptly upon the request of the Company. The Company and Parent shall coordinate the mailing of the Offer Documents and the Schedule 14D-9 so they can be included together in a joint mailing to the holders of Common Stock.

Section 1.3      The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) thereof), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

Section 1.4      Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied), the closing of the Merger (the “Closing”) shall take place as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer (the “Offer Closing”), but in any event no later than the date of, and immediately following, the payment for the shares of Common Stock tendered in the Offer, by electronic means at 10:00 a.m., New York City time, or at such place and other time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date”.

Section 1.5      Effective Time. Subject to the provisions of this Agreement, at the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL, and shall make all other deliveries, filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.6      Merger Without Meeting of Stockholders. The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company. The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 1.7      Effects of the Merger. The Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger.

Section 1.8      Certificate of Incorporation. At the Effective Time and without any further action on the part of the Company and Merger Sub, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to be in the form of the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that (a) all references to the name, date of incorporation, registered office and registered agent of Merger Sub therein may be changed to refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company and (b) any references naming the incorporator(s), original board of directors or original subscribers for shares of Merger Sub may be omitted) and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law (but subject to Section 5.5).

Section 1.9      Bylaws. The parties shall take all necessary action such that the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms, the certificate of incorporation of the Surviving Corporation and applicable Law (but subject to Section 5.5).

Section 1.10    Directors. The parties shall take all requisite action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law. The Company shall use its commercially reasonable efforts to deliver to Parent prior to the Effective Time, the resignation of each director of the Company, which resignations shall each be effective as of the Closing Date.

Section 1.11    Officers. The officers of the Surviving Corporation from and after the Effective Time shall be the individuals set forth on Section 1.11 of the Company Disclosure Letter until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK

Section 2.1      Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of capital stock of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Certain Shares. Each share of Common Stock owned by the Company or any of its direct or indirect wholly owned Subsidiaries, or owned by Guarantor, Parent or Merger Sub (including any shares of Common Stock acquired by Merger Sub in the Offer), in each case, both at the commencement of the Offer and immediately before the Effective Time (collectively, the “Excluded Shares”), shall be canceled automatically, be extinguished and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c) Conversion of Common Stock.

(i) Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted automatically into and shall thereafter represent only the right to receive the Offer Price (the “Merger Consideration”) payable to the holders thereof, without interest, in accordance with Section 2.2.

(ii) All shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall be extinguished and cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry immediately before the Effective Time (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2 and (subject to Section 5.1) any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(d) Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into

Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Common Stock, then the Merger Consideration and any other amount based on the number of shares of Common Stock shall be equitably adjusted, without duplication of any adjustment made pursuant to Section 1.1(h) to reflect such change.

Section 2.2      Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Not less than three (3) Business Days before the Effective Time, Parent shall (i) select Computershare Investor Services or such other paying agent, reasonably acceptable to the Company, to act as agent for the stockholders to receive the Merger Consideration to which they shall have become entitled to pursuant to Section 2.1(c)(i) (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent in customary form. Parent shall be responsible for all Expenses of the Paying Agent.

(b) Payment Fund. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares, for payment in accordance with this Article II through the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration and other amounts payable under Article II. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c) Payment Procedures.

(i) Letter of Transmittal. As promptly as practicable following the Effective Time, but no later than five (5) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c)(i) (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Surrender of Shares. Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or such Book-Entry Share less any required withholding of Taxes. Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid and issued to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, then the Merger Consideration may be paid or issued to such a transferee so long as (A) the surrendered Certificate or Book-Entry Share, as applicable, shall be properly endorsed and presented to the Paying Agent or shall otherwise be in proper form for transfer and is accompanied by all documents reasonably required to evidence and effect such transfer and (B) the Person requesting such payment or issuance (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share in respect of shares of Common Stock converted into the right to receive Merger Consideration pursuant to Section 2.1(c)(i) shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration, subject to the Surviving Corporation’s obligation (subject to Section 5.1) to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. The Merger Consideration paid and issued upon the surrender of any Certificate or Book-Entry Share in accordance with the terms of this Article II shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by it.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation (including if requested by the Paying Agent), the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.

(f) Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable under this Agreement (including any amounts payable under Section 2.3 with respect to the cancellation of Company Equity Awards) such amounts as are required to be deducted or withheld therefrom under the Code, or any applicable state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement. Upon becoming aware of any such withholding obligation (other than in connection with any amounts payable under Section 2.3), Parent, Merger Sub or the Paying Agent, as the case may be, shall provide commercially reasonable notice to the Company, and shall reasonably cooperate with the Company to obtain any available reduction of or relief from such deduction or withholding.

(g) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Common Stock immediately prior to the Effective Time and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of such holders of Common Stock in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under Section 2.1(c)(i) and Section 2.2.

(i) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares six (6) months after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to the Surviving Corporation, which shall remain responsible for payment of the applicable Merger Consideration. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

Section 2.3      Company Equity Awards.

(a) As of the Effective Time, each Company Option that is outstanding and is vested as of immediately prior to the Effective Time (after giving effect to any vesting that occurs as a result of the Transactions pursuant to a Contract or Company Benefit Plan in effect on the date hereof or as set forth on Section 2.3 of the Company Disclosure Letter) (each a “Vested Company Option”), shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Vested Company Option, be canceled, extinguished and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable per share exercise price underlying such Vested Company Option, multiplied by (ii) the number of shares of Common Stock underlying such Vested Company Option; provided, that any such Vested Company Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration.

(b) As of the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time and is not covered by Section 2.3(a) (each an “Unvested Company Option”) shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Unvested Company Option, be cancelled for no consideration.

(c) As of the Effective Time, each Company RSU that is vested and has not yet been settled as of immediately prior to the Effective Time (after giving effect to any vesting that occurs as a result of the Transactions pursuant to a Contract or Company Benefit Plan in effect on the date hereof or as set forth on Section 2.3 of the Company Disclosure Letter) (each, a “Vested Company RSU”), shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Vested Company RSU, be canceled, extinguished and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal in value to the product obtained by multiplying (x) the Merger Consideration by (y) the total number of shares of Common Stock subject to such Vested Company RSU.

(d) As of the Effective Time, each Company RSU that is outstanding immediately before the Effective Time and not covered by Section 2.3(c) (each an “Unvested Company RSU”), shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Unvested Company RSU, be cancelled for no consideration.

(e) The payment of the amounts set forth in Section 2.3(a) and Section 2.3(c) in respect of the Company Equity Awards shall be reduced by any income or employment Tax withholding required under the Code or any applicable state, local or foreign Tax Law. To the extent that any amounts are so withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the holder of that Company Equity Award for all purposes under this Agreement.

(f) The Surviving Corporation shall, at all times from and after the Effective Time, maintain sufficient liquid funds to satisfy its obligations to holders of Company Equity Awards pursuant to this Section 2.3. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Closing, the Company and the Company Board shall adopt any resolutions and amendments as may be necessary to effectuate the provisions of this Section 2.3.

(g) As soon as reasonably practicable after the Closing, but no later than the first payroll date after the Closing (or the second payroll date after the Closing if the first payroll date shall be less than five (5) Business Days following the Closing), the applicable holders of Vested Company Options and Vested Company RSUs will receive the payments described in Section 2.3(a) and Section 2.3(c) from the Company or its applicable Subsidiary or Affiliate, through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of such Vested Company Options and Vested Company RSUs that are canceled and converted pursuant to Section 2.3(a) or Section 2.3(c).

Section 2.4      Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.4), any shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and for which the holder thereof is entitled to demand and properly demands the appraisal of such shares in accordance with, and complies in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c). At the Effective Time, (A) all Dissenting Shares shall be canceled, extinguished and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.

(b) Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration, without interest, upon surrender of the Certificate formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case, in accordance with Section 2.2.

(c) The Company shall give Parent prompt notice (and in any event within two (2) Business Days) of any written demands for appraisal of any shares of Common Stock, any withdrawals or attempted withdrawals of such demands and any other instrument served on the Company relating to stockholders’ appraisal rights. Parent shall have the right to direct and control all negotiations and proceedings with respect to such demands, withdrawals or attempted withdrawals of such demands and any other actions with respect of stockholders’ rights for appraisal. The Company shall not offer to make or make any payment with respect to any such demands for appraisal, or compromise or settle or offer to compromise or settle, any such demands for appraisal, or approve any withdrawal of such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or commit or agree to do any of the foregoing, without the prior written consent of Parent. Prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal, or compromise or settle or offer to compromise or settle, any such demands for appraisal or commit or agree to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) any Company SEC Report filed with, or furnished to, the SEC by the Company after June 30, 2016, and publicly available at least three (3) Business Days prior to the date hereof, other than disclosures (other than statements of historical fact) in such Company SEC Reports contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other general statements regarding risks or uncertainties that are similarly predictive or forward-looking in nature or (b) the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (with the disclosure in any section or subsection of the Company Disclosure Letter being deemed to qualify or apply to other sections and subsections of this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosure should qualify or apply to such other sections and subsections), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1      Corporate Existence.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all necessary corporate power and authority (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own, lease and use its assets and properties in the manner in which its assets and properties are currently owned, leased and used. The Company (in jurisdictions that recognize the following concepts) is duly qualified or licensed to do business as a foreign corporation, and is in good standing, under the laws of such jurisdictions where the nature of its business or the ownership, leasing or use of its assets and properties requires such qualification, licensing or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent copies of the Company Organizational Documents. The Company is not in violation of, and the Company Subsidiaries are not in violation of, their respective Company Organizational Documents.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, together with the jurisdiction of organization or formation of each such Subsidiary. Each Subsidiary of the Company (i) is a corporation or other entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and (ii) has all necessary corporate (or similar) power and authority (A) to conduct its business in the manner in which its business is currently being conducted and (B) to own, lease and use its assets and properties in the manner in which its assets and properties are currently owned, leased and used. The Company is the owner of all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests) (in each case, other than Permitted Liens and restrictions under applicable securities Laws or other Laws that are not contravened by the Transactions), and all such shares or other equity interests are duly authorized, validly issued, fully paid non-assessable (where such concept is recognized), were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights and are not subject to any pre-emptive or similar rights. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity interest of any nature in, any other Person, other than the Persons identified in Section 3.1(c) of the Company Disclosure Letter.

Section 3.2      Capitalization.

(a) The authorized share capital of the Company consists of 500,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). As of the close of business on

July 25, 2017, 2017 (the ”Capitalization Date”), there were 68,675,120 shares of Common Stock issued and outstanding (which excludes shares of Common Stock relating to the Company Options and Company RSUs referred to in clauses (i), (ii), (iii) and (iv) of Section 3.2(b)) and no shares of Preferred Stock issued or outstanding.

(b) As of the close of business on the Capitalization Date, the Company has no shares of capital stock reserved for or otherwise subject to issuance, except for (i) 6,518,909 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options, (ii) 2,195,487 shares of Common Stock reserved for issuance pursuant to the vesting of Company RSUs, (iii) 4,005,121 shares of Common Stock reserved for future awards under the Company Equity Plans and (iv) 3,188,699 shares of Common Stock reserved for purchase under the Company ESPP with respect to any ongoing offer period.

(c) All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, in violation of, or subject to, any pre-emptive right, purchase option, call right, right of first refusal or other similar right. Section 3.2(c) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, an accurate and complete list of each outstanding Company Option and Company RSU and (i) the portion which is vested of each Company RSU as of the close of business on the Capitalization Date, (ii) the vesting schedule of such Company Option or Company RSU and (iii) the exercise or purchase price thereof, if applicable. Section 3.2(c) of the Company Disclosure Letter also sets forth, as of the close of business on the Capitalization Date, for each outstanding Company Option and Company RSU, (i) the date of grant, (ii) the intended status of any Company Option as an incentive stock option under Section 422 of the Code or as a non-statutory stock option and (iii) the Company Equity Plan (and the name of any foreign sub-plan) under which each Company Option or Company RSU, as the case may be, was granted.

(d) Except as set forth in Section 3.2(b) and as permitted by Section 5.1(b), there are no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests or (ii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests. Since its inception, the Company has not declared or paid, and the Company Board has not authorized, any dividend or distribution in respect of any shares of Common Stock. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to or make any investment (in the form of a subscription obligation, loan, capital contribution, credit enhancement, guarantee, capital account funding obligation or assumption of Liability) in or assume any Liability to (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person. From the close of business on the Capitalization Date to the date hereof, the Company has not issued any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, voting securities or any other equity interests of the Company, except upon the exercise of Company Options or the settlement of Company RSUs outstanding as of the close of business on the Capitalization Date.

(e) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(f) There are no voting agreements, voting trusts, stockholders’ agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of, restricting the transfer of, or providing for registration rights with respect to, the Company or any of its Subsidiaries.

Section 3.3      Corporate Authority; Enforceability.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is or will be a party and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform its obligations hereunder and to consummate the Transactions. The Company Board at a meeting duly called and held has by a vote of the directors: (i) determined and declared that the Transactions, including the Merger, are fair to, advisable and in the best interests of the Company and its stockholders, (ii) in accordance with the requirements of the DGCL, approved the terms and conditions of this Agreement and the Transactions and declared it advisable that the Company enter into this Agreement and consummate the Transactions, and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions, (iii) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their shares of Common Stock in the Offer. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate or stockholder proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than the Company Board’s delivery of its recommendation to the Company’s stockholders as contemplated under clause (iv) above and as required in accordance with Section 1.2(a), and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.2(c), the Company Board has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to, or as a result of, the execution of this Agreement or the consummation of the Transactions, including the Merger, without any further action on the part of the stockholders of the Company or the Company Board. No other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other anti-takeover statute or Law (each, together with Section 203 of the DGCL, a “Takeover Law”) is applicable to the Company, the Company Stockholder Agreements, the Offer, the Merger or any of the other Transactions. None of the Company or any of its Subsidiaries has adopted a stockholder rights agreement, rights plan, “poison pill” or other similar agreement that is currently in effect.

Section 3.4      Governmental Authorizations and Consents; Non-Contravention.

(a) Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.4 are true and correct, and assuming that the Transactions are consummated in accordance with Section 251(h) of the DGCL, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not require any authorization, consent, Order, permit, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(ii) the filing of the Offer Documents with the SEC and any filings and reports that may be required in connection with this Agreement and the Transactions either (A) with the SEC under the Exchange Act or (B) under state securities Laws or “blue sky” Laws;

(iii) any filings as are necessary to comply with the Applicable Exchange rules and regulations;

(iv) compliance with and filings under the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

(v)  obtaining the Telecom Approvals; and

(vi) any such other Governmental Authorizations that, if not obtained, would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or have an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

(b) The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents, (ii) assuming that all Governmental Authorizations described in Section 3.4(a) have been obtained or made prior to the Offer Acceptance Time or Effective Time, as applicable, result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under any Contract to which the Company or any of its Subsidiaries is bound, or result in the creation of any Lien under any assets or properties of the Company or any of its Subsidiaries, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a benefit under, or require that any Consent be obtained with respect to or adversely modify, any Contract to which the Company or any of its Subsidiaries is bound or (iii) assuming that all Governmental Authorizations described in Section 3.4(a) have been obtained or made prior to the Offer Acceptance Time or Effective Time, as applicable, contravene or conflict with, or result in any violation or breach of, any Law or Order applicable to the Company or any of its Subsidiaries or by which any assets or properties of the Company or any of its Subsidiaries are bound, except, in the case of clauses (ii) and (iii), where such violation, breach, conflict, default, right of termination or cancellation, acceleration, loss of benefit, or failure to obtain such Consent would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

Section 3.5      Compliance with Laws; Permits.

(a) The Company and each of its Subsidiaries is and, since June 30, 2014, has been in compliance with the Laws and Orders applicable to each of the Company and its Subsidiaries, in each case except to the extent that the failure to comply therewith would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since June 30, 2014, neither the Company nor any of its Subsidiaries has received any notices of violation with respect to any Laws applicable to it, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) In furtherance and not in limitation of the foregoing:

(i) in the last five (5) years, neither the Company nor any of its Subsidiaries or any of their respective directors officers, or employees (in each case acting in their capacity as such), or, to the Company’s knowledge, any of its or their agents or representatives acting on their behalf or for their benefit, have paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any government official, government employee (including an employee of a state-owned or -controlled entity), political party, political party official, candidate for public office, officer or employee of a public international organization for the purpose of influencing any official act or decision or to secure an improper advantage in order to obtain or retain business; neither the Company nor any of its Subsidiaries has violated any applicable Anti-Corruption Law; the Company and its Subsidiaries have implemented and maintain internal controls reasonably designed to prevent and detect such violations; the Company and its Subsidiaries have maintained such books and records as are required pursuant to applicable Anti-Corruption Laws; and the Company and its Subsidiaries have not violated any applicable Anti-Corruption Law. In the last five (5) years, to the knowledge of the Company, there has not been any internal investigation, third-party investigation (including by any Governmental Authority or any state-owned or -controlled entity), internal or external audit, or internal or external report that involves any allegation or information concerning possible violations of any Anti-Corruption Law applicable to the Company or its Subsidiaries and neither the Company nor its Subsidiaries have any reasonable basis to believe such a violation has or may have occurred; and

(ii)  the operations of the Company and its Subsidiaries are, and for the last five (5) years, have been, conducted in material compliance with all applicable financial recordkeeping and reporting requirements and anti-money laundering Laws. For the last five (5) years, to the knowledge of the Company, there has not been any internal investigation, third-party investigation (including by any Governmental Authority or any state-owned or controlled entity), internal or external audit, or internal or external report that involves any allegation or information concerning possible violations of any applicable financial recordkeeping and reporting requirements and anti-money laundering Laws applicable to the Company or its Subsidiaries and neither the Company nor its Subsidiaries have any reasonable basis to believe such a violation has or may have occurred.

(c) Neither the Company nor its Subsidiaries manufacture, sell, export, or possess any equipment, products, software, systems, or technical data that are controlled under the International Traffic in Arms Regulations (22 C.F.R. §§ 120–130) or the Export Administration Regulations (15 C.F.R. §§ 730–774), except for items that are properly classified under EAR99. Neither the Company nor its Subsidiaries nor any of their directors, officers, or employees, is a person that is designated on, or is owned or controlled by a person that is designated on (i) any list of sanctioned parties maintained by the United States, the United Kingdom, or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by the United States’ Department of the Treasury’s Office of Foreign Asset Control; or (ii) located, organized or resident in a country or territory that is the subject of comprehensive sanctions imposed by the United States, European Union or United Kingdom (including Cuba, Iran, North Korea, Sudan, Syria and the Crimean region of the Ukraine). For the last five (5) years, neither the Company nor its Subsidiaries have engaged in any transaction involving any such designated person or any country or territory subject to comprehensive sanctions imposed by the United States, European Union or United Kingdom. For the last five (5) years, to the knowledge of the Company, there has not been any internal investigation, third-party investigation (including by any Governmental Authority or any state-owned or controlled entity), internal or external audit, or internal or external report that involves any allegation or information concerning possible violations of any export controls or sanctions laws applicable to the Company or its Subsidiaries and neither the Company nor its Subsidiaries have any reasonable basis to believe such a violation has or may have occurred.

(d) Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all material franchises, tariffs, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals, waivers, exemptions and other permits of any Governmental Authority and third party (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), (ii) each Company Permit is in full force and effect, and (iii) neither the Company nor any of its Subsidiaries is, or since June 30, 2014 has been, in conflict with or default or violation of any of the Company Permits. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (A) no termination, revocation, suspension, modification or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened and (B) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to (x) terminate, suspend, revoke, cancel, withdraw or modify in an adverse manner any of the Company Permits or (y) give any notice of the intention of any Governmental Authority to impose any civil penalty on the Company or any of its Subsidiaries as a result of any deviation from the term of any Permit, Law or Order.

(e) No customer or other user has been provided any service, and no business or revenue has been generated, under the Section 214 Authorizations.

(f) (i) The Company and its Subsidiaries have all Company Permits issued or granted by any Governmental Authority regulating telecommunications businesses (“Telecom Licenses”) and Section 3.5(f)(i) of the Company Disclosure Letter sets forth a true and complete list of all Telecom Licenses and (ii) Section 3.5(f)(ii) of the Company Disclosure Letter sets forth a true and complete list of any Governmental Consents necessary in connection with the consummation of the Transactions with respect to the Telecom Licenses (such Governmental Consents, whether or not listed on Section 3.5(f)(ii) of the Company Disclosure Letter, the “Telecom Consents”).

Section 3.6      SEC Filings.

(a) Since June 30, 2014, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, prior to the date hereof, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC since June 30, 2014, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Reports”). Neither the Company nor any of its Subsidiaries is required to file or furnish to the SEC any registration statement, form, report, statement, certification or other document, in each case, required to be filed or furnished by it on or prior to the date hereof with the SEC with respect to the Indebtedness of the Company or any of its Subsidiaries. None of the Company’s Subsidiaries is currently or has, since becoming a Subsidiary of the Company, been required to file any forms, reports or other documents with the SEC.

(b) As of their respective effective dates (in the case of the Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act and as of their respective SEC filing dates (in the case of all other Company SEC Reports), or in each case, if amended or superseded prior to the date hereof, as of the date of the last such amendment or superseding filing made prior to the date hereof, the Company SEC Reports complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, each as in effect on the date so filed, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) As of the date hereof, there are no outstanding or unresolved comments in comment letters or other correspondence received from the SEC or its staff and, to the knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review. There has been no material correspondence between the SEC and the Company between June 30, 2014 and the date hereof that is not set forth in the Company SEC Reports or in correspondence files available on EDGAR or that has not otherwise been disclosed to Parent prior to the date hereof. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extension of credit” or renewed an “extension of credit” to or for directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company in violation of Section 402 of the Sarbanes-Oxley Act. Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NASDAQ, and the statements contained in any such certifications are complete and correct in all material respects.

Section 3.7       Financial Statements; Undisclosed Liabilities; Internal Controls.

(a) Each of the consolidated financial statements of the Company (including, in each case, any notes and schedules thereto) included in the Company SEC Reports (if amended, as of the date of the last such amendment) (collectively, the “Company Financial Statements”) (i) complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC, and (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, and the absence of footnotes) and present fairly in all material respects the consolidated financial position and the consolidated statements of operations, cash flows and stockholders’ equity of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to therein.

(b) Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(c) There are no Liabilities of the Company that are or would be required by GAAP to be reflected or reserved against on a consolidated balance sheet of the Company or disclosed in the footnotes thereto, other than those that (i) are reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2017 (the “Balance Sheet Date”), (ii) have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (iii) are incurred in connection with this Agreement or the Transactions, (iv) have been discharged or paid in full prior to the date hereof, or (v) individually or in the aggregate, do not, and would not reasonably be expected to result in, a Company Material Adverse Effect.

(d) Since June 30, 2014 through the date hereof, there has been no change in the Company’s accounting methods or principles that is material and would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto.

(e) The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed (i) to ensure that material information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of (A) “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would, individually or in the aggregate, adversely affect or reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data or (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. As of March 31, 2017, there were no significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting. To the knowledge of the Company, since June 30, 2014, no complaints from any source regarding accounting, internal controls or auditing matters have been received by the Company and the Company has not received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the Applicable Exchange. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended June 30, 2017, and such assessment concluded that such system was effective.

Section 3.8      Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date through the date hereof, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except in connection with the execution and delivery of this Agreement and the Transactions and the discussions, negotiations and transactions in connection therewith, since the Balance Sheet Date through the date hereof, the Company and each of its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice.

(c) Since the Balance Sheet Date through the date hereof, the Company has not taken any action that, if taken or proposed to be taken after the date hereof through the Effective Time without Parent’s consent, would constitute a breach of any of clauses (a), (c)-(g), (m)-(p) or (r)-(t), or to the extent relating to any of the foregoing specified clauses, clause (u) of Section 5.1.

(d) At the Expiration Time of the Offer, the Company and its Subsidiaries shall have unrestricted cash in its bank accounts in an amount equal to no less than (i) $95 million if the Expiration Time is on or before September 30, 2017, (ii) $90 million if the Expiration Time is after September 30, 2017 but on or before October 31, 2017 or (iii) $85 million if the Expiration Time is after October 31, 2017 (such amount, the “Minimum Cash Balance”), in each case, determined without giving effect to the payments set forth in Section 3.8(d) of the Company Disclosure Letter.

Section 3.9      Employees; Employee Benefits.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth a complete list of all material Company Benefit Plans (other than offer letters related to employees that are terminable “at will” without the payment of severance or notice pay). With respect to each Company Benefit Plan listed in Section 3.9(a) of the Company Disclosure Letter, the Company has made available to Parent, accurate and complete copies of (i) each Company Benefit Plan (or, if such Company Benefit Plan is not written, a written summary of its material terms), (ii) the three (3) most recent annual reports (Form 5500 series) with any required schedules filed with the IRS with respect to such Company Benefit Plan, (iii) the most recent actuarial report relating to such Company Benefit Plan (if applicable), (iv) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (v) with respect to each Company Benefit Plan, each trust agreement, insurance or group annuity Contract, administration and similar agreements, and investment management or investment advisory agreements and (vi) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan.

(b) The Company and its Subsidiaries are in compliance with all applicable Labor Laws, except for any such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Persons performing services for the Company or any of its Subsidiaries have been hired in compliance with all Labor Laws and properly classified in all material respects as a common law employee, independent contractor, leased employee, self-employed worker or agent for all purposes of all applicable requirements of Law and all Company Benefit Plans, no such Person has been improperly included in or excluded from any Company Benefit Plan and the Company and each such Subsidiary does not have any material obligation to pay overtime in respect of any class of employees otherwise determined to be exempt from the overtime or provide any additional benefits to any of its service providers, or have any claims or contingencies owed to such individuals.

(c) There is not presently pending or existing, and to the knowledge of the Company, there is not threatened, any strike, slowdown, picketing, work stoppage or disputes. Neither the Company nor any of its

Subsidiaries is party to or bound by any collective bargaining agreement, works council or labor Contract, and no such agreement is being negotiated by the Company or any Subsidiary thereof and, to the knowledge of the Company, there are no union organizing activities involving the employees of the Company and its Subsidiaries to authorize representation by any labor union.

(d) None of the Company, its Subsidiaries, or any of their ERISA Affiliates, nor any predecessor thereof, sponsors, maintains or contributes to, or in the past six (6) years prior to the date hereof has sponsored, maintained or contributed to, a multiemployer plan within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or a plan that is subject to Title IV of ERISA. None of the Company, its Subsidiaries or any of their ERISA Affiliates has incurred any unsatisfied material Liability (including withdrawal Liability) under, and, to the knowledge of the Company, no circumstances exist that would result in any Liability to the Company, any of its Subsidiaries or any of their ERISA Affiliates under, Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(e) Each Company Benefit Plan has been maintained, operated and administered in accordance with its terms and applicable Law, including ERISA and the Code, except for any such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Benefit Plan and, to the knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan in any material respect. No Company Benefit Plan provides and neither the Company, its Subsidiaries, nor its ERISA Affiliates have any liability in respect of, post-termination medical or life insurance benefits to any Person, other than as required by Section 4980B of the Code. There are no material pending or, to the knowledge of the Company, threatened Legal Action by or on behalf of any Company Benefit Plan or otherwise involving any such Company Benefit Plan (other than routine claims for benefits), and no facts or circumstances exist that could be reasonably expected to give rise to any such Legal Action.

(f) Except as described in Section 3.9(f) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not either alone or in combination with another event, (i) result in any payment becoming due, accelerate the time of payment or vesting of benefits, satisfy one of the stated conditions for the payment or provision of benefits (such as in a “double-trigger” severance or acceleration agreement) or materially increase the amount of compensation due to any employee under any Company Benefit Plan, (ii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Company Benefit Plan or (iii) result in any limitation or restriction on the right of the Company or any Subsidiary to merge, amend or terminate any of the Company Benefit Plans (other than ordinary and customary administrative charges and notice provisions).

(g) With respect to any Continuing Employee, none of the Company, its Subsidiaries or any ERISA Affiliate of any of them has any indemnity or gross-up obligation for any excise taxes or penalties or interest imposed or accelerated under Section 409A or Section 4999 of the Code.

(h) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any current or former Continuing Employee who is a “disqualified individual” within the meaning of Section 280G of the Code could be reasonably characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions.

(i) Each Company Benefit Plan maintained outside the jurisdiction of the United States, or that covers any employee residing or working outside the United States (a “Foreign Benefit Plan”), which is required to be registered or approved by any Governmental Authority, has been so registered and approved and, to the knowledge of the Company, has been maintained in good standing with applicable requirements of Governmental Authority, and if intended to qualify for special tax treatment, to the knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such Foreign Benefit Plans in a manner that would create material Liability.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within the six (6) months prior to the date of this Agreement, and neither the Company nor any of its Subsidiaries has incurred any Liability under WARN that remains unsatisfied.

Section 3.10      Material Contracts.

(a) Section 3.10(a) of the Company Disclosure Letter identifies each of the Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof or by which the Company or any of its Subsidiaries are bound as of the date hereof and that meets the following criteria (each, a “Material Contract”):

(i) all Contracts that include (A) any “most favored nation” terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries to a third party, or (B) any arrangement whereby the Company or any of its Subsidiaries grants any right of first refusal or right of first offer or similar right to a third party, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(ii)  all Contracts (A) containing any exclusivity provision that is binding on the Company or any of its Subsidiaries (or would purport to be binding, after the Effective Time, on Parent or any of its Subsidiaries) or (B) otherwise limits or restricts the Company or any of its Subsidiaries (or would purport to limit or restrict, after the Effective Time, Parent or any of its Subsidiaries) from (1) engaging or competing in any line of business in any location or with any Person, (2) selling any products or services of or to any other Person or in any geographic region, (3) obtaining products or services from any Person, or (4) owning, operating, licensing, transferring, pledging, incurring a Lien or otherwise disposing of any assets or business, in each case of clauses (A) and (B), that is material to the Company and its Subsidiaries, taken as a whole;

(iii) a Contract pursuant to which the Company or its Subsidiaries is a lessor or lessee of any personal property involving payments in excess of $250,000 per annum, other than leases of the Company’s products to customers entered into in the ordinary course of business consistent with past practice;

(iv) any Real Property Lease;

(v) a Contract for the sale by the Company or its Subsidiaries of products (other than sales or purchase orders entered in the ordinary course of business) to the twenty (20) largest customers as determined by revenue for the twelve (12) months ended June 30, 2017;

(vi) a Contract for the purchase by the Company or its Subsidiaries of materials, supplies, equipment or services (other than sales or purchase orders entered in the ordinary course of business), from the Company’s twenty (20) largest suppliers as determined by expenditures by the Company and its Subsidiaries in the twelve (12) months ended March 31, 2017;

(vii) a Contract pursuant to which the Company or its Subsidiaries has authorized the sale of their respective products with the twenty (20) largest value-added resellers, service providers, direct market resellers and value-added distributors, each as determined by revenue from sale of the Company’s products during the twelve (12) months ended June 30, 2017;

(viii) a Contract pursuant to which the Company or its Subsidiaries has licensed material Technology or Intellectual Property Rights (A) from a third party, other than licenses to generally commercially available Software or other Technology that have an ongoing cost of $350,000 or less per annum in the aggregate or (B) to any third party, other than non-exclusive licenses where such license is incidental to the primary purpose of the Contract, or is otherwise not material to the Company’s business and non-exclusive licenses to customers in the ordinary course of business consistent with past practice;

(ix) all Contracts under which (i) any Person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed outstanding Liabilities of the Company or any of its Subsidiaries or (ii) the Company or any Subsidiary of the Company has directly or indirectly guaranteed outstanding Liabilities of any Person (other than the Company or any Subsidiary of the Company) (in each case of clauses (i) and (ii), which guarantee obligation exceeds $500,000, other than, in each case, endorsements for the purpose of collection in the ordinary course of business, consistent with past practice);

(x) any Contract relating to the creation, incurrence, assumption or guarantee of any third-party Indebtedness, other than any Contract for intercompany Indebtedness between the Company or any of its wholly-owned Subsidiaries, and any of the Company’s wholly-owned Subsidiaries;

(xi) any acquisition agreement, asset purchase or sale agreement, stock purchase or sale or purchase agreement or other similar agreement pursuant to which (A) the Company reasonably expects that it is required to pay total consideration, including assumption of debt after the date of this Agreement to be in excess of

$250,000, (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $250,000 or (C) any other Person has the right to acquire any interests in the Company or any of its Subsidiaries, excluding, in the case of clauses (A) and (B), acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

(xii) any Contract that would be required to be filed as an exhibit to an SEC report by Item 601 of Regulation S-K promulgated by the SEC;

(xiii) any partnership, limited liability company agreement, joint venture or other similar equity investment agreements that involve a sharing of profits with a third party;

(xiv) any Contract requiring any capital commitment or capital expenditures (including any series of related expenditures) in excess of $250,000;

(xv) any material Contract between, on the one hand, the Company or any of the Subsidiaries and, on the other hand (A) any Governmental Authority,
(B) any prime contractor to any other Governmental Authority or (C) any subcontractor with respect to any Contract described in clauses (A) or (B), other than sales or purchase orders and invoices entered in the ordinary course of business;

(xvi) any settlement or similar agreement with respect to any Legal Action (as defined below) involving payments after the Closing in excess of $100,000 in the aggregate or any injunctive or similar equitable obligations on the Company and its Subsidiaries;

(xvii) all collective bargaining, works council, shop, enterprise or recognition agreements or Contracts with any labor union, trade union, association of trade union, work’s council or health and safety committee;

(xviii) all employment or similar Contracts between any current employee or consultant of the Company or any of its Subsidiaries, on the one hand, and the Company or one of its Subsidiaries, on the other hand, which are not terminable without notice or Liability (except to the extent mandated by applicable Law);

(xix) all Contracts that require the future acquisition from another Person or future disposition to another Person of assets or capital stock or other equity interest of another Person and other Contracts that relate to an acquisition or similar transaction which contain “earn-out” obligations with respect to the Company or any of its Subsidiaries, in any such case;

(xx) any Contract obligating the Company or any of its Subsidiaries to provide material indemnification outside of the ordinary course of business;

(xxi) any Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries);

(xxii) any Contract containing change in control provisions that would reasonably be expected to involve aggregate payments by the Company and its Subsidiaries in excess of (or a loss of revenues with an aggregate value in excess of) $75,000 in connection with the consummation of the Transactions, other than any Contract with a vendor, customer or reseller (A) involving aggregate payments by or to the Company or its Subsidiaries under such Contract of less than $500,000 in the last twelve (12) months ended June 30, 2017 and (B) which by its terms does not require any payment in excess of $50,000 to be made by the Company or any of its Subsidiaries as a result of the consummation of the Transactions;

(xxiii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary) of the Company or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, Affiliate or family member, but not including any Company Benefit Plans;

(xxiv) any stockholders, investors rights, registration rights or similar agreement or arrangement;

(xxv) any Contract pursuant to which the Company or any of its Subsidiaries has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones (excluding Company Benefit Plans), or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its Subsidiaries, in each case (x) which payments after the date hereof would reasonably be expected to be more than $250,000 in the twelve (12) month period following the date hereof and (y) that cannot be terminated by the Company or such Subsidiary without more than sixty (60) days’ notice without material payment or penalty; and

(xxvi) all commitments to enter into any of the foregoing.

(b) The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments, schedules, addenda and exhibits thereto. Each Material Contract is, subject to the Enforceability Exceptions, (i) a legal, valid and binding agreement of the Company or its applicable Subsidiary and, to the knowledge of the Company, the other parties thereto, (ii) to the knowledge of the Company, enforceable in accordance with its terms against the other contracting parties and (iii) in full force and effect in accordance with its terms. The Company and each of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, is in material compliance with its obligations under each Material Contract.

Section 3.11      Litigation. There are no material Legal Actions pending or, to the knowledge of the Company, threatened against or by the Company or any of its Subsidiaries or any director or officer of the Company or its Subsidiaries in their capacity as such. Neither the Company nor any of its Subsidiaries is subject to any Order of, settlement agreement or other similar written agreement by any Governmental Authority under which the Company or any such Subsidiary has any outstanding material legal obligations.

Section 3.12      Intellectual Property.

(a) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) the Company exclusively owns, and has good and valid title to, all Company Owned IP (free and clear of all Liens, except for Permitted Liens), and, to the knowledge of the Company, has a valid and continuing right to use all Company Licensed IP, (ii) none of the Company Owned IP is subject to any Legal Action or outstanding Order restricting the use, distribution, transfer, or licensing thereof by the Company or any of its Subsidiaries and (iii) neither the execution, delivery and performance of this Agreement by the Company nor the consummation of the Transactions will cause the forfeiture or termination of, or waiver, transfer, licensing or other impairment of any rights with respect to, any Company IP.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) the conduct of the business of the Company and its Subsidiaries as currently conducted and as conducted since June 30, 2014, does not infringe, misappropriate or violate any Intellectual Property Rights of any third Person and (ii) to the knowledge of the Company, no third Person is currently infringing, misappropriating or violating, in any material respect, any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries.

(c) Section 3.12(c) of the Company Disclosure Letter contains a complete and accurate list as of the date hereof of all material Company Registered IP, the jurisdiction in which such item of Company Registered IP has been registered or filed and the applicable registration or serial number. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (A) all Company Registered IP is in full force and effect and, to the knowledge of the Company, valid and enforceable, (B) all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered IP have been made, (C) all necessary documents, recordations and certificates in connection with such Company Registered IP have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting or maintaining such Company Registered IP and (D) no interference, opposition, reissue, reexamination or other similar Legal Action is pending in which any such Company Registered IP is being contested or challenged.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no Legal Actions pending or, to the knowledge of the Company, threatened in writing that (i) assert infringement, misappropriation or violation by the Company or any of its Subsidiaries of any

Intellectual Property Rights of a third Person, (ii) challenge or seek to deny or restrict the rights of the Company and its Subsidiaries in any of the Company IP, (iii) allege that any Company Owned IP is invalid or unenforceable or (iv) assert infringement, misappropriation or violation by any third Person of any Company Owned IP.

(e) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of and otherwise protect and preserve through the use of customary non-disclosure agreements the confidentiality of all confidential information that is owned or held by the Company and its Subsidiaries and used in the conduct of the business.

(f) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and the Subsidiaries have implemented and enforce a policy requiring each past and present employee, consultant, and contractor who has contributed to the creation or development of material Intellectual Property Rights for or on behalf of the Company or any of the Subsidiaries to execute, and, to the Company’s knowledge, except as would not be material to the Company and the Subsidiaries, taken as a whole, each such Person has executed, a written assignment of rights that conveys any and all right, title and interest of such Person therein or thereto to the Company or one of the Subsidiaries.

(g) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and the Subsidiaries have not used any Software or other Technology that is available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, any license that is approved by the Open Source Initiative (www.opensource.org/licenses), or any other similar license (collectively, “Open Source Technology”) in a manner that would (A) require disclosure or distribution of any Technology in source code form, (B) require the licensing of any Technology for the purpose of making derivative works thereof or (C) impose any material restriction on the consideration to be charged for the distribution of any Technology, (ii) the Company and each of the Subsidiaries are in compliance in all material respects with the applicable licenses for any such Open Source Technology and (iii) no rights under the Company Owned IP are obligated to be waived against, or licensed or provided to, any Person as a result of the use of any Open Source Technology.

(h) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of the Subsidiaries, nor any other Person acting on its or their behalf, has disclosed, delivered or licensed to any third Person, or permitted the disclosure or delivery to any escrow agent of, any material source code of the Company or any Subsidiary, except for disclosures to employees, contractors or consultants under binding written agreements that prohibit use or disclosure except in the performances of services for the Company or any Subsidiary.

(i) The Company and its Subsidiaries have a privacy policy regarding the collection and use of Personal Information (the “Privacy Policy”), a true, correct and complete copy of which has been made available to Parent prior to the date hereof. Except as has not been or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is in compliance with the Privacy Policy and all Privacy and Security Laws, (ii) the execution, delivery and performance of this Agreement and the consummation of the Transactions do not violate the Privacy Policy and (iii) upon the Closing, the Company and its Subsidiaries will continue to have the right to use all Personal Information maintained by the Company and its Subsidiaries on identical terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing. The Company has not received any written claim, complaint, inquiry or notice from a Governmental Authority relating to, and, to the knowledge of the Company, neither the Company nor any Subsidiary is under investigation by any Governmental Authority for, a violation of any Privacy and Security Laws or the Company’s or its Subsidiaries’ collection, processing, protection, use, storage, security, disclosure or transfer of Personal Information.

(j) Except as has not been or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or, to the knowledge of the Company, have a valid right to access and use all of the hardware, firmware, middleware, networks, platforms, servers, interfaces, applications, web sites, network equipment, workstations, routers, hubs, switches, data communication lines, other information technology equipment and related systems used in the business of the Company or any of its Subsidiaries (collectively, the “Business Information Systems”), (ii) to the knowledge of the

Company, the Business Information Systems are adequate and sufficient for, and operate and perform as required in connection with, the conduct of the business of the Company and its Subsidiaries, (iii) since June 30, 2014, there have been no failures, breakdowns, breaches data losses or thefts or other security failures of, and no Person has gained unauthorized access to or made any unauthorized use of, the Business Information Systems (or the Software, information or data stored thereon or transmitted thereby), (iv) the Company and each of its Subsidiaries have taken commercially reasonable steps to protect and maintain the confidentiality, performance, security and integrity of the Business Information Systems (and all Software, information or data stored thereon or transmitted thereby) against unauthorized loss, use, access, interruption, modification, disclosure, corruption or other misuse, (v) the Business Information Systems are free from any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry) or other software routines or hardware components intentionally designed to permit unauthorized access, to disable or erase software, hardware, or data, or to perform any other similar type of unauthorized activities, including by the use of antivirus software with the intention of protecting the Business Information Systems from becoming infected by viruses and other harmful code and (vi) the Company and its Subsidiaries have reasonable back-up and disaster recovery arrangements in the event of a failure of the Business Information Systems.

(k) The Company and its Subsidiaries are not party to any Contracts that, as a result of the execution, delivery and performance of this Agreement or the consummation of the Transactions, would require Parent or any of its Affiliates to assign, license, grant a non-assert or make available to any other Person any Intellectual Property Rights, or restrict the use or license by Parent or any of its Affiliates of any Intellectual Property Rights, or impose any royalty obligations on Parents or any of its Affiliates with respect to the use of any Intellectual Property Rights.

Section 3.13      Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have timely filed, taking into account any applicable extensions, all Tax Returns required to be filed by them (and all such Tax Returns are true, complete and correct) and have paid all Taxes required to be paid by them (whether or not shown to be due on any such Tax Returns) other than Taxes that are not yet due or that are being contested in good faith in appropriate Legal Actions and for which adequate reserves have been set aside in accordance with GAAP; (ii) there are no Liens for Taxes on any assets or properties of the Company or its Subsidiaries; (iii) no deficiency for any Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries which deficiency has not been fully and timely paid (or is not being contested in good faith in appropriate Legal Actions and for which adequate reserves have been set aside in accordance with GAAP) and no Governmental Authority has given written notice of its intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries; (iv) the Company and its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid; (v) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation, indemnification or similar agreement or arrangement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any such agreement or arrangement exclusively between or among the Company and its Subsidiaries), or has any Liability for Taxes of any other Person pursuant thereto; (vi) neither the Company nor any of its Subsidiaries has any liability for Taxes (1) of any Person other than the Company and its Subsidiaries as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group) including pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (2) payable by reason of assumption, transferee or successor liability or operation of Law; and (vii) all Taxes required to be withheld by the Company or any of its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(b) The Company and its Subsidiaries have given or otherwise made available to Parent true, correct and complete copies of all income and other material Tax Returns, examination reports and statements of deficiencies that individually involve an unpaid amount in excess of $1,000 for taxable periods for which the applicable statutory periods of limitations have not expired.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(d) No audits or other examinations with regard to Taxes due from or with respect to the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing. Since July 1, 2014, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is required to file Tax Returns or may be subject to Tax in that jurisdiction and no such claim has been made prior to July 1, 2014 which has not yet been resolved.

(e) Within the past five (5) years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(f) Neither the Company nor any of its Subsidiaries has been a party to a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable U.S. Treasury Regulations thereunder (or a similar provision of state, local or foreign Law).

(g) Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date any material amount of taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, or the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law.

(h) The Company and its Subsidiaries are not subject to any private letter ruling of the IRS or comparable ruling of any Governmental Authority, and, as of the date hereof, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign Law) has been entered into by or with respect to the Company or any of its Subsidiaries in respect of any taxable year for which the statute of limitations has not yet expired.

(i) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Each of the Company and its Subsidiaries has properly and in a timely manner documented its transfer pricing methodology in compliance with Code Sections 482 and 6662 (and any related sections), the Treasury Regulations promulgated thereunder and any comparable provisions of state, local or foreign Tax Law.

Section 3.14      Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a material impact on the business of the Company and its Subsidiaries, taken as a whole: (a) the Company and each of its Subsidiaries are and have been in compliance with all Environmental Laws, including the possession of, and the compliance with, all Governmental Authorizations required under Environmental Laws, (b) there has not been any Hazardous Materials Activity in violation of Environmental Laws or in a manner that would reasonably be expected to give rise to a Liability under any Environmental Laws, (c) neither the Company nor any of its Subsidiaries has received any Environmental Claim, and to the knowledge of the Company, there are no Environmental Claims threatened against the Company, (d) neither the Company nor any of its Subsidiaries has assumed the liability of another pursuant to Environmental Laws and (e) the Company has made available to Parent all material environmental reports, assessments, audits, evaluations, notices and other correspondence in its possession, custody or control.

Section 3.15      Real Property; Personal Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property, nor is the Company or any of its Subsidiaries party to any Contract (including any option right), to acquire any ownership interests in real property.

(b) Section 3.15(b) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date hereof, of (i) all existing leases, subleases, licenses and other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to occupy, now or in the future, any real property (such property, the “Leased Real Property” and each such lease, sublease, license or other agreement, including all amendments, modifications, extensions and guaranties relating thereto, a “Real Property Lease”) and (ii) the premises covered by each Real Property Lease. The Company has made available to Parent accurate and complete copies of all Real

Property Leases. The Company has a good and valid leasehold interest in the Leased Real Property, free and clear of all Liens other than Permitted Liens. None of the Leased Real Property is subject to any subleases, sublicenses or other occupancy right in favor of any Person. To the knowledge of the Company, there is no pending or threatened appropriation, condemnation or like action, or sale or other disposition in lieu of condemnation affecting the Leased Real Property or any part thereof.

(c) Neither the Company nor its Subsidiaries have received written notice within the twelve (12) months preceding the date hereof of any material default under any Real Property Lease.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company owns, and has good and valid title to, all personal property purported to be owned by it (free and clear of all Liens, except for Permitted Liens), including all personal property reflected on the Company Financial Statements (except for personal property sold or otherwise disposed of since the date of the Company Financial Statements and any fixtures). This Section 3.15 does not address and will not be construed as a representation or warranty regarding Intellectual Property Rights (which are solely addressed in Section 3.12).

Section 3.16      Company Information. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents (including any amendments or supplements thereto) will, at the time such Offer Documents are filed with the SEC or at the time such Offer Documents are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and any other applicable securities Laws, and will not, at the time it is filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Schedule 14D-9.

Section 3.17      Finders; Brokers.

(a) Other than J.P. Morgan Securities LLC (the “Financial Advisor”), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has prior to the date of this Agreement made available to Parent a true and complete copy of the Company’s engagement letter relating to the Transactions with the Financial Advisor.

(b) Set forth on Section 3.17 of the Company Disclosure Letter is a good faith estimate, as of the date of this Agreement, of all financial, legal, accounting or other advisory fees and expenses incurred or payable, or to be incurred or payable, by the Company or its Subsidiaries in connection with this Agreement and the consummation of the Transactions.

Section 3.18      Related Person Transactions. Neither (a) any director, officer, equityholder, partner, employee, manager or Affiliate (other than Subsidiaries of the Company) of the Company or any of its Subsidiaries, (b) any of their respective Affiliates nor (c) any of the respective family members of the foregoing, is a party to any Contract with, or is involved in the making or any payment or transfer of assets from or to, the Company or its Subsidiaries (other than employment agreements) or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed in the Company SEC Reports.

Section 3.19      Opinion of Financial Advisor. The Company Board has received the opinion of the Financial Advisor, to the effect that, as of the date of such opinion and subject to the factors and assumptions set forth therein, the Offer Price to be paid to the holders of Common Stock (other than Excluded Shares and any other shares of Common Stock held by any Affiliate of the Company or Parent) in the Offer and the Merger is fair from a financial point of view to such holders.

Section 3.20      Insurance Policies. The Company and its Subsidiaries maintain insurance policies and self-insurance programs and arrangements to cover risks relating to the business, assets and operations of the

Company, in a manner that is customary in all material respects for companies of similar size in the same or similar lines of business, and all premiums due thereunder have been paid. Since June 30, 2014, no insurance carrier has issued a denial of coverage or a reservation of rights with respect to any claim made by the Company or any of its Subsidiaries under an insurance policy, or informed the Company or any of its Subsidiaries of its intent to do so.

Section 3.21      Government Contracts. Since June 30, 2014, there have not been any written allegations of fraud, nor to the knowledge of the Company any investigations or audits by any Governmental Authority with regard to, any Government Contract, except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole. To the knowledge of the Company, none of the Company nor any of its Subsidiaries is, or since June 30, 2014 has been, (a) debarred or suspended from the award of a Contract with a Governmental Authority or (b) on notice of a written allegation or disclosure of a material violation of any applicable Law relating to procurement with respect to a Government Contract.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that:

Section 4.1      Corporate Existence. Each of Parent and Merger Sub (a) is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (b) has all necessary corporate power and authority to (i) conduct its business in the manner in which its business is currently being conducted and (ii) own, lease and use its assets and properties in the manner in which its assets and properties are currently owned, leased and used. Each of Parent and Merger Sub (in the jurisdictions that recognize the following concepts) is duly qualified or licensed to do business as a foreign corporation, and is in good standing, under the laws of such jurisdictions where the nature of its business or the ownership, leasing or use of its assets and properties requires such qualification, licensing or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2      Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.

(a) All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b) Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged, nor prior to the Effective Time will it engage, in any business activities or operations other than in connection with the Transactions. Merger Sub has no Subsidiaries.

(c) Neither Parent nor Merger Sub, nor any of their respective Affiliates, is or has been during the past three (3) years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent, Merger Sub, nor any of their respective Affiliates beneficially owns, directly or indirectly, or is the record holder of (or during the past three (3) years has beneficially owned, directly or indirectly, or been the record holder of), and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Common Stock or any option, warrant or other right to acquire any shares of Common Stock.

Section 4.3      Corporate Authority; Enforceability. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is or will be a party, and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform its obligations hereunder and to consummate the Transactions. The board of directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions. The board of directors of Merger Sub has adopted resolutions (a) approving this Agreement and the Transactions and declaring it advisable to enter into this Agreement and consummate the Transactions and (b) recommending that Merger Sub’s stockholder adopt this Agreement. Parent, as the sole stockholder of Merger Sub, will approve this Agreement and the Transactions immediately following the execution and delivery of this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action (including any stockholder vote or other action) on the part of Parent and Merger Sub and no other corporate or stockholder proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions. Assuming the accuracy of the representations and warranties of the Company and its Subsidiaries set forth in Section 3.3, no Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.

Section 4.4      Governmental Authorizations and Consents; Non-Contravention.

(a) Assuming that the representations and warranties of the Company and its Subsidiaries contained in Section 3.4 are true and correct, and assuming that the Transactions are consummated in accordance with Section 251(h) of the DGCL, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not require any Governmental Authorization, other than:

(i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(ii) the filing of the Offer Documents with the SEC and any filings and reports that may be required in connection with this Agreement and the Transactions either (A) with the SEC under the Exchange Act or (B) under state securities Laws or “blue sky” Laws;

(iii) any filings as are necessary to comply with the Applicable Exchange rules and regulations;

(iv) compliance with and filings under the pre-merger notification required under the HSR Act;

(v) obtaining the Telecom Approvals; and

(vi) any such other Governmental Authorizations that, if not obtained, would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of its obligations hereunder and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub, (ii) assuming that all Governmental Authorizations described in Section 4.4(a) have been obtained or made prior to the Offer Acceptance Time or Effective Time, as applicable, result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under any Contract to which Parent or Merger Sub is bound, or result in the creation of any Lien under any assets or properties of Parent or Merger Sub, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a benefit under, or require that any Consent be obtained with respect to or adversely modify, any Contract to which Parent or Merger Sub is bound or (iii) assuming that all Governmental Authorizations described in Section 4.4(a) have been obtained or made prior to the Offer Acceptance Time or Effective Time, as applicable, contravene or conflict with, or result in any violation or breach of, any Law or Order applicable to Parent or Merger Sub or by which any assets or properties of Parent or Merger Sub are bound, except, in the case of clause (ii), where such violation, breach, conflict, default, right of termination or cancellation, acceleration, loss of benefit, or failure to obtain such Consent would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5      Litigation. There are no Legal Actions pending or, to the knowledge of Parent, threatened against Parent or any of its Affiliates that would, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect. There are no Orders outstanding against Parent or any of its Affiliates that would, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6      Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 (including any amendments or supplements thereto) will, at the time the Schedule 14D-9 (or any amendment or supplement thereto) is filed with the SEC or at the time the Schedule 14D-9 (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The Offer Documents (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and any other applicable securities Laws and the rules and regulations promulgated thereunder, and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Offer Documents.

Section 4.7      Financing. Parent has delivered to the Company true and complete copies of a fully executed commitment letter and fee letter (other than any customary information to be redacted from the fee letter with respect to fees and market “flex” provisions pursuant to the terms thereof, which redacted information shall not include any information that would adversely affect the aggregate amount, conditionality, or termination of the financing contemplated therein) dated on or about the date of this Agreement from the financial institutions identified therein (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.10, collectively, the “Debt Commitment Letter”), providing, subject to the terms and conditions therein, for debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing”). As of the date of this Agreement, the Debt Commitment Letter has not been amended or modified, and, to the knowledge of Parent, no such amendment or modification is contemplated, and to the knowledge of Parent, none of the respective obligations and commitments contained in such letters have been withdrawn, terminated or rescinded in any respect nor is any such withdrawal, termination or rescission contemplated. Assuming (a) the Debt Financing is funded in accordance with the Debt Commitment Letter and (b) the satisfaction of the Offer Conditions, the net proceeds contemplated by the Debt Commitment Letter (after netting out applicable Expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) will, together with Parent’s cash and the Minimum Cash Balance, in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Offer Price and Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Debt Commitment Letter) and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Equity Awards under this Agreement) and to pay all related Expenses payable on the Closing Date by them in connection with the Transactions (such amount collectively, the “Required Amount”). As of the date of this Agreement, the Debt Commitment Letter is (i) a legal, valid and binding obligation of Guarantor and, to the knowledge of Parent, each of the other parties thereto, (ii) enforceable in accordance with their respective terms against Guarantor, and, to the knowledge of Parent, each of the other parties thereto and (iii) in full force and effect, in each case subject to the Enforceability Exceptions. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Guarantor or, to the knowledge of Parent, any other parties thereto under the Debt Commitment Letter. All commitment fees and other fees required to be paid on or before the date of this Agreement have been paid. Assuming satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, Parent does not have any reason to believe that the conditions precedent set forth in the Debt Commitment Letter will not be satisfied or that the Required Amount will not be available on the Closing Date. The only conditions precedent related to the lenders to fund the full amount of the Debt Financing are those expressly set forth in the Debt Commitment Letter. There are no side letters or other Contracts or arrangements (except for a customary fee letter, fee credit letter and engagement letter that do not affect the conditionality or amount of the Debt Financing) to which Parent or any of its Affiliates is a party related to the Debt Financing other than as expressly contained in the Debt Commitment Letter delivered to the Company prior to the date of this Agreement that would (A) impair the enforceability of the Debt Commitment Letter, (B) reduce the aggregate amount of any portion of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the date of this Agreement) such that the aggregate amount of the Debt Financing would be below the amount required to pay the Required Amount, (C) impose new or additional conditions precedent to the Debt Financing, (D) otherwise adversely modify any of the conditions precedent to the Debt Financing or (E) reasonably be expected to prevent, impair or delay the consummation of the Debt Financing.

ARTICLE V

COVENANTS

Section 5.1      Covenants of the Company. Except as (i) expressly permitted hereby, (ii) set forth in Section 5.1 of the Company Disclosure Letter or (iii) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the date hereof and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (x) preserve intact its business organization, goodwill and reputation, (y) preserve in all material respects its business relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having business relationships with it and with Governmental Authorities with jurisdiction over the Company’s operations and (z) keep available its current officers and key employees. Without limiting the generality of the foregoing, except as expressly permitted hereby, as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, during the Pre-Closing Period the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent), (ii) directly or indirectly split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Common Stock (A) from holders of Company Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Options to the extent required or permitted under the terms of such Company Options or (B) from holders of Company RSUs in full or partial payment of any Taxes payable by such holder upon the settlement of Company RSUs to the extent required or permitted under the terms of such Company RSUs, in each case to the extent such Company Options or Company RSUs are outstanding on the date of this Agreement and in accordance with their applicable terms on the date of this Agreement;

(b) issue, deliver, sell, pledge, dispose of, grant, transfer or authorize the issuance, delivery, sale, pledge, disposition or grant of any capital stock in the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or any other ownership interest (including any such interest represented by Contract rights), of the Company or any of its Subsidiaries, other than (i) upon the exercise or settlement of Company Options and Company RSUs that are outstanding on the date hereof solely in accordance with their terms as of the date hereof or (ii) by a wholly owned Subsidiary of such Subsidiary’s capital stock to the Company or another wholly owned Subsidiary of the Company;

(c) amend (whether by merger, consolidation or otherwise) the Company Organizational Documents;

(d) acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

(e) enter into any new line of business outside its existing business as of the date hereof;

(f) sell, lease, license, pledge, abandon, permit to lapse or otherwise dispose of or encumber any material properties or material assets of the Company or of any of its Subsidiaries (including any Company IP) other than in the ordinary course of business consistent with past practice;

(g) incur, create, assume or otherwise become liable for, or modify in any respect the terms of any Indebtedness or issue or sell debt securities, options, warrants, calls or other rights to acquire any Indebtedness or take any action that would result in any amendment, modification or change of any term of any Indebtedness, except (i) cash management and treasury activities entered into in the ordinary course of business consistent with past practice, including letters of credit and/or (ii) loans between the Company and its wholly owned Subsidiaries or between the Company’s wholly owned Subsidiaries;

(h) incur or commit to any capital expenditures or other expenditures with respect to property, plant or equipment except for expenditures not in excess of 100% of those contemplated by the Company’s plan for capital expenditures for the applicable fiscal quarter made available to Parent prior to the date of this Agreement;

(i) increase the compensation or benefits payable or to become payable to its directors, officers or employees, except pursuant to the terms of any Company Benefit Plan or other Contract as in effect as of the date hereof;

(j) (i) grant any rights to severance or termination pay to any service provider, (ii) enter into or amend any employment or severance agreement with, any director, officer or employee of the Company or any of its Subsidiaries (or any of their respective dependents or beneficiaries), (iii) establish, adopt, enter into or amend any Company Benefit Plan or (iv) establish, adopt, enter into or amend any plan, program or arrangement that would be a Company Benefit Plan or Company Equity Plan if in existence on the date hereof, except (A) in cases (ii) through (iv), in the ordinary course of business and would not give rise to material Liability or (B) in cases (i) through (iv), as required pursuant to the terms of this Agreement or any Company Benefit Plans;

(k) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or Company Equity Plan, except pursuant to the terms any Contract (including any Company Benefit Plan) in effect on the date hereof;

(l) (i) terminate the employment of any executive officer other than for “cause” or (ii) hire any new employees, except, in the case of employees that are not directors or officers, in the ordinary course of business (and then in each case only following consultation with Parent in the case of officers or other employees that report to the Company’s chief executive officer);

(m) implement or adopt any change in financial accounting policies, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(n) settle any Legal Actions if such settlement would require a payment by the Company in excess of $100,000, individually or in the aggregate, other than (i) as required by their terms as in effect on the date hereof and previously disclosed to Parent and Merger Sub, and (ii) claims previously disclosed to Parent and Merger Sub and reserved against in the Company Financial Statements (for amounts not in excess of such reserves); provided, that, in the case of each of (i) and (ii), the payment, discharge, settlement or satisfaction of such Legal Action does not include any material obligation (other than the payment of money specifically permitted hereby) to be performed by the Company or any of its Subsidiaries following the Closing;

(o) (i) make, change or rescind any material Tax election, (ii) adopt or change any annual Tax accounting period or any material method of Tax accounting, (iii) file any income or other material Tax Return relating to the Company or any of its Subsidiaries that has been prepared in a manner that is inconsistent with the past practices of the Company or such Subsidiary, as applicable, (iv) file any amended income or other material Tax Return, (v) settle, compromise, or abandon any claim, investigation, audit or controversy relating to material Taxes, (vi) surrender any right to claim a material Tax refund, (vii) enter into any closing agreement with respect to any material Tax or (viii) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment without first notifying Parent in writing;

(p) adopt or publicly propose a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(q) (i) materially amend, modify, or waive, or terminate, extend or renew (excluding terminations, extensions or renewals upon expiration of the terms thereof in accordance with the terms thereof) any Material Contract or (ii) enter into any other Contract that would have been a Material Contract (other than, in the case of clause (xv) of Section 3.10(a), to the extent such Contracts do not relate to a U.S. federal Governmental Authority), had it been entered into prior to the date of this Agreement; provided that the restrictions set forth in clauses (i) and (ii) above shall (A) not apply with respect to Contracts that would by their terms generate revenue for the benefit of the Company or any of its Subsidiaries, including cloud customer and reseller partner agreements, but other than, for the avoidance of doubt, any Contracts with stocking distributors and (B) with respect to vendor, supplier or other similar Contracts, shall only apply to such Contracts that require payments (over the life of such Contract) in excess of $250,000, in the case of clause (A) and (B), to the extent that the amendment, modification, waiver, termination, extension, renewal or entering into of such Contract is done in a manner and on terms which are materially consistent with the past practice of the Company;

(r) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(s) acquire any interest in real property;

(t) adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any of the other Transactions;

(u) provide any service to any customer or other user pursuant to the CPCN or the Section 214 Authorizations, or conduct or generate any business under the CPCN or the Section 214 Authorizations; or

(v) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Notwithstanding anything to the contrary in this Section 5.1, the Parties acknowledge and agree that (1) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations (including for purposes of the HSR Act) prior to the Effective Time and (2) no consent of Parent shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Laws. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision over its operations.

If the Company desires to take an action that would be prohibited pursuant to the foregoing clauses (a)-(v) of this Section 5.1 without the prior written consent of Parent, prior to taking such action the Company may request such written consent by sending a written notification and request for consent (which may be delivered via electronic mail or facsimile) to the individual(s) listed on Schedule 5.1-A hereof. Parent shall either deliver to the Company written consent or a denial notification (in each case, which may delivered via electronic mail or facsimile) to the individual(s) listed on Schedule 5.1-B hereof within five Business Days after Parent receives a written request by the Company pursuant to this Section 5.1.

Section 5.2      Access to Information; Confidentiality.

(a) Subject to applicable Law, between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, upon reasonable advance notice, the Company shall, and shall cause its Subsidiaries to (i) provide to Parent and its Representatives reasonable access during normal business hours to the officers, employees (provided that the Company may require that access to employees that are not executive officers be accompanied by an appropriate employee of the Company), properties, books, offices and other facilities, Contracts, Tax Returns and records of the Company (for the avoidance of doubt, including correspondence and other exchanges between the Company and its Subsidiaries and any Governmental Authority) and its Subsidiaries (other than any of the foregoing that relate to the negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements set forth in Section 5.3, to any Takeover Proposal) and (ii) furnish promptly such financial, operational and other data and information concerning its business, operations, personnel, assets, liabilities and properties as Parent may reasonably request; provided, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company or its applicable Subsidiary and in such a manner as not to interfere unreasonably with the normal business or operations of the Company or any of its Subsidiaries. Nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion (A) jeopardize any attorney-client or other legal privilege (so long as the Company and its Subsidiaries have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (B) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Subsidiaries is a party) (so long as the Company has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such applicable Law, agreement or duty).

(b) No information or knowledge obtained by Parent or Merger Sub pursuant to this Section 5.2, Section 5.3 or otherwise shall affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties to consummate the Transactions in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of Parent or Merger Sub hereunder, nor shall any such information, knowledge or investigation be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement.

(c) Information disclosed under this Section 5.2 and otherwise pursuant to this Agreement shall be governed under the letter agreement regarding confidentiality, dated June 16, 2017, between Guarantor and the

Company (the “Confidentiality Agreement”). For the avoidance of doubt, the disclosure of information by Parent or any of its Representatives to the Lender Related Parties pursuant to Section 5.10 or otherwise shall not require the prior written approval of the Company pursuant to the Confidentiality Agreement.

Section 5.3      No Solicitation.

(a) Except as permitted by this Section 5.3, the Company shall and shall cause each of its Subsidiaries and its and their respective officers and directors to, and cause its other Representatives to (i) immediately cease any direct or indirect solicitations, discussions or negotiations with any Persons with respect to a Takeover Proposal (or any inquiries, solicitations, discussions or negotiations that would reasonably be expected to result in a Takeover Proposal) that existed on or prior to the date hereof and (ii) from and after the date hereof until the Offer Acceptance Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly (A) initiate, solicit, knowingly or overtly encourage or facilitate (including by providing information) the submission of any proposals, offers or inquiries regarding, or the making of any proposal or offer that relates to or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in, knowingly encourage or facilitate any discussions or negotiations (including providing any data room access) regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of encouraging, a Takeover Proposal, or (C) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for a Takeover Proposal. The Company shall promptly (and in any event within two (2) Business Days hereof) request in writing to each Person that has, since June 30, 2016 and prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of a proposed Takeover Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries (other than any Persons to whom the Company has made such a request prior to the date hereof to the extent such Person has confirmed to the Company the request was complied with). The Company may not waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons that has the effect of prohibiting the counterparty thereto from making a private Takeover Proposal to the Company Board unless the failure to do so is inconsistent with the fiduciary duties owed by the Company Board to the Company’s stockholders under applicable Law, as determined in good faith by the Company Board after consultation with outside legal counsel.

(b) Notwithstanding anything contained in Section 5.3(a) or any other provision of this Agreement to the contrary, if, at any time from and after the date hereof until the earlier of the Offer Acceptance Time or the termination of this Agreement in accordance with Article VII, the Company or any of its Representatives receives a bona fide and written Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal solely to clarify the terms and conditions thereof and (ii) if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives; provided, that the Company shall promptly (and in any event within twenty-four (24) hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access that was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons and its or their Representatives regarding such Takeover Proposal.

(c) From and after the date hereof until the Offer Acceptance Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall (i) promptly (and in any event within twenty-four (24) hours after knowledge of receipt by an officer or director of the Company) notify Parent if any inquiries, proposals or offers with respect to a Takeover Proposal are received by the Company or any of its Representatives, (ii) with respect to a Takeover Proposal, provide to Parent the identity of the Person or group of Persons making such Takeover Proposal and a copy of the Takeover Proposal or, if not in writing, a summary of the material terms and conditions of any Takeover Proposal, (iii) keep Parent informed of any material developments, discussions or negotiations regarding any Takeover Proposal on a reasonably prompt basis and (iv) upon the request of Parent, reasonably inform Parent of the status and material details (including material amendments to the terms) of such Takeover Proposal.

(d) Except as set forth in this Section 5.3, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify, amend or qualify in a manner adverse to Parent), or publicly propose to withdraw (or modify, amend or qualify in a manner adverse to Parent), the Company Board Recommendation, (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal, (C) fail to include the Company Board Recommendation in the Schedule 14D-9, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Takeover Proposal subject to Regulation 14D under the Exchange Act within five (5) Business Days after commencement of such Takeover Proposal or (E) following the date of receipt of any Takeover Proposal or any material modification thereto is first made public, sent or given to the stockholders of the Company, fail to issue a press release that expressly reaffirms the Company Board Recommendation within three (3) Business Days following the Company’s receipt of Parent’s written request to do so (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve, adopt or recommend, or propose publicly to approve or recommend, or allow the Company or any Subsidiary to enter into, any Contract, letter of intent or memorandum of understanding or other similar agreement constituting, or that would reasonably be expected to result in, any Takeover Proposal, other than an Acceptable Confidentiality Agreement (an “Alternative Acquisition Agreement”).

(e) Notwithstanding anything to the contrary set forth in Section 5.3(d), in response to a written Takeover Proposal received by the Company Board after the date of this Agreement that did not result from a breach of this Section 5.3 and that the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal, the Company Board may, at any time prior to the Offer Acceptance Time, make an Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 7.4(a), or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the Person or group making the Superior Proposal), and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and a new five (5) Business Day period) and (3) that, subject to clause (ii) below, the Company Board has determined to effect an Adverse Recommendation Change or to terminate this Agreement in accordance with Section 7.4(a) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such an Adverse Recommendation Change or terminating this Agreement in accordance with Section 7.4(a), as applicable, to the extent requested by Parent, engaged in good faith negotiations with Parent, and cause its Representatives to engage in good faith negotiations with Parent’s Representatives, during such notice period to amend this Agreement or the Offer in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; provided, that Parent shall have no obligation to engage in such negotiations or amend any of the terms of this Agreement or the Offer; and

(ii) the Company Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms proposed by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 7.4(a), as applicable, would be inconsistent with the fiduciary duties owed by the Company Board to the Company’s stockholders under applicable Law.

(f) Notwithstanding anything to the contrary set forth in Section 5.3(d), upon the occurrence of any Intervening Event, the Company Board may, at any time prior to the Offer Acceptance Time, make an Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the reasons for the Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to effect an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, to the extent requested by Parent, engaged in good faith negotiations, and cause its Representatives to engage in good faith negotiations with Parent’s Representatives, with Parent during such five (5) Business Day period to amend this Agreement or the Offer in such a manner that the failure of the Company Board to make an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the fiduciary duties owed by the Company Board to the Company’s stockholders under applicable Law; provided, that Parent shall have no obligation to engage in such negotiations or amend any of the terms of this Agreement or the Offer; and

(ii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed by Parent, the failure to make an Adverse Recommendation Change would be inconsistent with the fiduciary duties owed by the Company Board to the Company’s stockholders under applicable Law.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing to the stockholders of the Company any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any “stop, look and listen” or similar communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that this Section 5.3(g) shall not be deemed to permit the Company Board to make an Adverse Recommendation Change except to the extent otherwise permitted by this Section 5.3.

(h) Notwithstanding anything to the contrary in the foregoing, any action that may be taken by the Company Board under this Section 5.3 may also be taken by a duly constituted committee thereof.

Section 5.4      Company ESPP and Compensation Arrangements.

(a) As soon as practicable following the execution and delivery of this Agreement, the Company shall take such actions as are necessary to suspend the Company ESPP and all amounts then credited to the accounts of participants in the Company ESPP which have not been used to purchase shares of Common Stock prior to the date of this Agreement shall be returned to such participants (without interest thereon, except as otherwise required by applicable Law) as soon as practicable and in accordance with Section 25 of the Company ESPP and, prior to the Closing, the Company shall take such actions as are necessary to terminate the Company ESPP effective as of no later than immediately prior to the Closing.

(b) As soon as practicable following the date of this Agreement and prior to the Effective Time, the Company and the Company Board (or an appropriate committee of non-employee directors thereof) shall take such actions (including adopting a resolution consistent with the interpretive guidance of the SEC) as are required to cause the disposition of shares of Common Stock, Company Options, and Company RSUs in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be, to the greatest extent reasonably possible under applicable Law and interpretations of the SEC, exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

(c) After the date of this Agreement and following the Closing, the Company will, and following the Closing, Parent shall, or shall cause and permit the Company to, honor, pay and administer the following payments: (i) all accrued bonuses for fiscal year 2017 shall be paid in the ordinary course of business consistent with past practice, (ii) all bonuses in respect of fiscal year 2018 shall accrue and be paid in the ordinary course of business consistent with past practice, but only through December 31, 2018, it being understood that Parent or the Company shall provide pro-rated payment for any service provider who would otherwise be eligible for a bonus payment but for an earlier involuntary termination (if such termination is not for cause) after the Closing and prior to December 31, 2018, (iii) honor and provide all payments under the Retention Bonus Letters and Retention Agreements and any employment agreements that contain change in control benefits, (in each case as defined in the Company Disclosure Letter), and (iv) honor and provide all payments to be made pursuant to the Cash Retention Plan (as such term is defined in the Company Disclosure Letter). Nothing contained in this Section 5.4(c), expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Benefit Plan, (ii) give any current or former employee, director or other independent contractor of the Company and its Subsidiaries (including any beneficiary or dependent thereof) any third-party beneficiary or other rights under this Agreement or otherwise or (iii) obligate Parent or any of its Affiliates to retain the employment or services of any current or former employee, director or other independent contractor of the Company and its Subsidiaries.

(d) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 5.4.

Section 5.5      Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, in accordance with the Company Organizational Documents and indemnification agreements in effect on the date hereof, and Parent shall cause the Surviving Corporation to, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to Damages (including amounts paid in settlement or compromise) and Expenses (including those of legal counsel) in connection with any Legal Action (including as may be administrative or investigative), whenever asserted, including any Legal Action based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of the Company or any of its Subsidiaries or was acting in such capacity, or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of the Company or any of its Subsidiaries or taken at the request of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any of its Subsidiaries as a director, officer or representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Legal Action (including as may be administrative or investigative) relating in whole or in part to the Transactions or relating to the enforcement of this provision) and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Organizational Documents as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement, as specified in Section 5.5(a) of the Company Disclosure Letter, providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee. Without limiting the foregoing, from and after the Effective Time, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. To the extent permitted by applicable Law, the indemnification agreements identified in Section 5.5(a) of the Company Disclosure Letter shall continue in full force and effect in accordance with their terms following the Effective Time.

(b) The Company shall obtain, or cause to be obtained, as of the Effective Time, a “tail” insurance policy with a claims period of six (6) years after the Effective Time with respect to directors’ and officers’ Liability insurance covering those Persons who are currently (and any additional Persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ Liability insurance policy for acts or omissions occurring at or prior to the Effective Time on terms and scope with respect to such coverage, and in amount, no less favorable to such Persons than those of such policy in effect on the date of this Agreement, which insurance shall, prior to the Effective Time, be in effect and prepaid for such six (6) year period; provided, however, that, in no event shall the total cost for such prepaid “tail” insurance policy exceed 250% of the annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then the Company may obtain, or cause to be obtained, a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap.

(c) The covenants contained in this Section 5.5 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnitees and their respective heirs and legal representatives and shall not be deemed exclusive of, or in substitution for, any other rights to which an Indemnitee is entitled, whether pursuant to Law, Contract or otherwise. The obligations of the Surviving Corporation under this Section 5.5 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.5 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.5 applies shall be third-party beneficiaries of this Section 5.5).

(d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall take all necessary action so that the successors or assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.5.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.5 is not prior to or in substitution for any such claims under such policies.

(f) The Surviving Corporation’s obligations under this Section 5.5 shall continue in full force and effect for a period of six (6) years from the Effective Time (and shall continue beyond such period with respect to any Legal Action commenced during such period).

Section 5.6      Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that, as promptly as practicable, the Offer Conditions and the conditions set forth in Article VI are satisfied and to consummate the Transactions as promptly as practicable, including by preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents. The terms of this Section 5.6 shall not limit the rights of the Company set forth in Section 5.3.

Section 5.7      Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall use its commercially reasonable efforts to promptly (i) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders or other confirmations from any Governmental Authority or other Person necessary, proper or advisable to consummate the Transactions (the “Third Party Consents”), provided that the Company shall not be required to pay any material amount or change any material Contract terms or its business practices in any material manner in order to obtain any such Consent, (ii) execute and deliver any additional filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Transactions and (iii) defend or contest in good faith any Legal Action brought by a third party that could otherwise reasonably prevent or impede, interfere with, hinder or delay the consummation of the Transactions, in the case of each of clauses (i) through (iii), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Section 5.7(c) and Section 5.7(d); provided, however, that none of the Company, its Subsidiaries nor any of their respective Representatives shall (x) be required to take any action pursuant to this Section 5.7(c) that has not been requested in writing by Parent or (y) provide notice to, request a Third Party Consent from, or pay any amount to, any Person with respect to this Agreement or the Transactions or change any Contract terms or its business practices in any manner in order to obtain any Consent, in each case without the prior written consent of Parent. The parties hereto shall coordinate efforts with respect to seeking the Third Party Consents and defending any Legal Action contemplated by clause (iii) above.

(b) In furtherance and not in limitation of the foregoing, the parties to this Agreement shall each use its commercially reasonable efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to the Company Stockholder Agreements, the Offer, the Merger or any of the other Transactions and (ii) if the restrictions of any Takeover Law become applicable to the Company Stockholder Agreements, the Offer, the Merger or any of the other Transactions, take all reasonable actions necessary to ensure that the Company Stockholder Agreements, the Offer, the Merger and any of the other Transactions may be consummated as promptly as practicable on the terms contemplated by the Company Stockholder Agreements or the Agreement, as applicable, and otherwise lawfully minimize the effect of such Takeover Law on the Company Stockholder Agreements, the Offer, the Merger and any of the other Transactions.

(c) Each of the parties hereto agrees: (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within ten (10) Business Days after the date of this Agreement, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any such Antitrust Laws that may be required by any Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions. Neither Parent nor its Affiliates shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned. Parent shall, and shall cause its Affiliates to, promptly take all reasonable actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and resolve any objections asserted with respect to the Transactions under the Clayton Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, any Law or Order that would prevent, prohibit, restrict or delay the consummation of the Transactions; provided, however, that neither Parent nor any of its Affiliates shall, in any event, be required, to (A) sell, license, divest or dispose of or hold separate any entities, assets or businesses of Parent or its Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (B) terminate, amend or assign existing relationships or contractual rights or obligations of Parent or its Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (C) change or modify any course of conduct regarding future operations of Parent or its Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (D) otherwise take actions that would limit the respective freedom of action of Parent or its Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries) with respect to, or their ability to retain, one or more of their respective businesses, assets or rights or interests therein, (E) execute settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person or (F) commit to take any such actions in the foregoing clauses (A) through (E) (each a “Regulatory Action”), in each case if the effect of the foregoing would be material to Parent and its Affiliates following the Effective Time (including the Company and its Subsidiaries). If any Governmental Authority requires Parent or any of its Affiliates to take any Regulatory Action by or with respect to the Company or its Subsidiaries or its or their businesses or assets, and such action would constitute a breach of this Agreement, the Company may, with the prior written consent of Parent, take such action. Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions. The parties to this Agreement shall not, and shall cause their respective Affiliates not to, take any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the Federal Trade Commission (the “FTC”) or the Antitrust Division of the Department of Justice (the “DOJ”) as necessary. Nothing in this Agreement shall require any party hereto to take or agree to take, or cause to be taken, any action with respect to its assets, business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(d) Each of the parties hereto shall each use its commercially reasonable efforts: (i) to make appropriate filings for purposes of obtaining the Telecom Approvals as promptly as practicable after the date of this Agreement to the extent not made prior to the date of this Agreement, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any Governmental Authority in connection with such filings or the Telecom Approvals process and (iii) to promptly take any and all steps necessary to obtain the Telecom Approvals, so as to enable the parties hereto to consummate the Transactions; provided, however, that neither Parent nor any of its Affiliates shall, in any event, be required, to take any Regulatory Action.

(e) Each of the parties hereto shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority (including, without limitation, the FCC, FTC, DOJ and CPUC) in connection with the Transactions and the satisfaction of the Offer Conditions set forth in Annex I, and in connection with any investigation, litigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FCC, FTC, the DOJ, the CPUC or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions and (iv) unless prohibited by the applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in all meetings and conferences with such Governmental Authority or other Person.

(f) The Company shall file the applications described in Section 3.5(a)(5) of the Company Disclosure Letter as promptly as practicable after the date of this Agreement.

Section 5.8      Public Announcements. Subject to the provisions of Section 5.3, unless and until an Adverse Recommendation Change has occurred, Guarantor and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release and shall use commercially reasonable efforts to consult with each other before making any other public statements, in each case, with respect to this Agreement or the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.3. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the forgoing, this Section 5.8 shall not apply to any press release or other public statement, any internal announcements to employees or any disclosures in Company SEC Reports made by the Company or Guarantor that (a) is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business, consistent with past practice, and does not relate specifically to this Agreement or the Transactions.

Section 5.9      Fees and Expenses. Subject to Section 7.7, except as explicitly provided otherwise in this Agreement, whether or not the Transactions are consummated, all fees and expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions and the Related Documents (“Expenses”) shall be paid by the party incurring those Expenses.

Section 5.10      Debt Financing.

(a) Each of Guarantor and Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Debt Financing on the terms and subject only to the conditions (including the market “flex” provisions) set forth in the Debt Commitment Letter, including using commercially reasonable efforts to (i) maintain in effect and comply with the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions (including the market “flex” provisions) set forth in the Debt Commitment Letter (or on other terms subject to the following sentence) so that such agreements are in effect on the Closing Date, (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in the Debt Commitment Letter that are within their control, (iv) upon the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, draw the Debt Financing in the amount required to consummate the Transactions on the Closing Date and (v) enforce its rights under the Debt Commitment Letter. Guarantor and Parent shall not, without the prior written consent of the Company, agree to or permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter if such termination, amendment, supplement, modification or waiver would (A) reduce the aggregate amount of any portion of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the date of this Agreement unless the Debt Financing is increased by a corresponding amount) such that the aggregate amount of the Debt Financing would reasonably be expected to be below the amount required to pay the Required Amount, (B) impose new or additional conditions precedent to the availability of the Debt Financing or otherwise expand, amend or modify any of the conditions precedent to the Debt Financing in a manner that would reasonably be expected to prevent or materially impede or delay the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) giving effect to the Marketing Period, (C) waive any remedy available to Guarantor, Parent or their respective Affiliates or adversely impact the ability of Guarantor, Parent or their respective Affiliates, as applicable, to enforce its rights against other parties to the Debt Commitment Letter, (D) impose obligations on the Company or its Affiliates prior to Closing or (E) allow for the early termination of the Debt Commitment Letter; provided, that Guarantor, Parent and their respective Affiliates may, without the consent of the Company, amend or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter on the date of this Agreement. Guarantor and Parent shall promptly deliver to the Company copies of any amendment, modification, supplement, consent or waiver to or under the Debt Commitment Letter or the definitive agreements relating to the Debt Financing promptly upon execution thereof.

(b) Upon request by the Company, Guarantor and Parent shall keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. Guarantor, Parent and Merger Sub shall provide the Company, upon reasonable request, with copies of agreements relating to the Financing and such other information and documentation regarding such Financing as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities. Guarantor, Parent and Merger Sub shall give the Company prompt notice of (i) any breach, default, termination, cancellation or repudiation by any party to any of the Debt Commitment Letter, (ii) the receipt by Guarantor, Parent or their respective Affiliates of any written notice or other written communication from any Debt Financing source with respect to any (A) breach, default, termination, cancellation or repudiation by any party to any of the Debt Commitment Letter or (B) dispute or disagreement between Guarantor, Parent or their respective Affiliates, on the one hand, any Debt Financing source or among any parties to any of the Debt Commitment Letter, on the other hand, in each case, that could reasonably be expected to delay the Offer Closing or the Closing, (iii) the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Guarantor, Parent or Merger Sub to obtain all or any portion of the Debt Financing necessary to fund the Required Amount on the terms and in the manner contemplated by the Debt Commitment Letter or (iv) if Guarantor, Parent or their respective Affiliates, as applicable, for any reason, otherwise no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing on the terms described in the Debt Commitment Letter. As soon as reasonably practicable, but in any event within two (2) Business Days of the date the Company delivers to Guarantor, Parent or Merger Sub a written request, Guarantor, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter, Parent shall promptly notify the Company in writing and Guarantor, Parent and their respective Affiliates shall use their commercially reasonable efforts to arrange and obtain, reasonably promptly given the anticipated timing of Closing, in replacement thereof alternative financing (the “Alternative Financing”) in an amount sufficient to fund the Required Amount with terms and conditions (including market “flex” provisions) not less favorable to Guarantor, Parent and Merger Sub (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letter as in effect on the date of this Agreement. Parent shall deliver to the Company true and complete copies of the alternative debt commitment letters (including fee letters that shall be redacted pursuant to the terms thereof) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. For purposes of this Agreement, references to (x) the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.10 and (y) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 5.10.

(c) Prior to the Closing Date, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause its and their respective officers, employees and advisors to provide, to Parent and Merger Sub, in each case at Parent’s sole cost and expense, such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the debt financings of the type contemplated by the Debt Commitment Letter, including using its commercially reasonable efforts to:

(i) as promptly as reasonably practicable, furnish Parent with the Required Information (in each case without waiver of the obligations of the Company set forth in clause (x) below);

(ii) as promptly as reasonably practicable, inform Parent if the Company or its Subsidiaries shall have actual knowledge of any facts that would be reasonably likely to (x) require the restatement of any financial statements comprising a portion of the Required Information in order for such financial statements to comply with GAAP or (y) result in any of the Required Information no longer being Compliant;

(iii) upon reasonable notice, causing senior management of the Company to reasonably assist in preparation for and participate in a reasonable number of investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders in the Debt Financing), presentations and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed and not disruptive to the business of the Company, and assist Parent in obtaining ratings in connection with the Debt Financing;

(iv) reasonably assist Parent with the preparation by Parent and the Lender Related Parties of customary materials for rating agency presentations, bank information memoranda, offering memoranda and similar marketing documents (including participation in a reasonable number of due diligence sessions, drafting session and sessions with ratings agencies) as may be reasonably requested by Parent in connection with the Debt Financing;

(v) solely with respect to financial information and data derived from the Company’s historical books and records, assist Parent with the preparation of pro forma financial information and pro forma financial statements necessary or reasonably required by Parent or the financing sources providing the Debt Financing, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of Debt Financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

(vi) execute (on behalf of the Company and its Subsidiaries) and deliver as of (but not prior to) the Closing any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent; provided, that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing (except for customary “authorization letters”, authorizing, among other things, the distribution of information to prospective lenders and identifying, among other things, any portion of such information that constitutes material, non-public information regarding the Company and its subsidiaries or their respective securities, which shall be executed by an officer of the Company prior to Closing), (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries prior to the Closing Date, and no liability or obligations shall be imposed on any of their respective officers or employees at any time and otherwise reasonably facilitate the pledging of collateral and the perfection of applicable security interests;

(vii) causing the taking of corporate and other actions by the Company and its Subsidiaries that are reasonably necessary to permit the consummation of the Debt Financing on the Closing Date and to permit the proceeds thereof to be made available to the Parent as of the Closing; it being understood and agreed that (A) no such corporate or other action will take effect prior to the Closing and (B) any such corporate or other action will only be required of the directors, members, partners, managers or officers of the Company and its Subsidiaries who retain their respective positions immediately after the Closing;

(viii) provide, at least three (3) Business Days prior to the Closing, all documentation and other information about the Company and its Subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, in each case to the extent requested at least ten (10) Business Days in advance of the Closing; and

(ix) prior to or at, and conditioned upon, the occurrence of the Closing deliver all notices and take all other actions required to facilitate the termination of commitments under the Credit Facility, the repayment in full of all obligations then outstanding thereunder, if any, and the release of all Liens in connection therewith, if any, on the Closing Date, and deliver to Parent prior to the Closing a customary payoff letter in respect of the Credit Facility or such termination or other document as may be required by the lender or lenders under the Credit Facility, which payoff letter or other document shall (A) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to the Credit Facility as of the Closing Date (the “Payoff Amount”) and (B) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations that customarily remain following termination of a credit agreement) and Liens in connection therewith on the assets of the Company or any of its Subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time.

Notwithstanding anything to the contrary herein, all such requested cooperation provided in accordance with this Section 5.10 shall not unreasonably interfere with the normal business or operations of the Company and its Subsidiaries and in no event shall the Company or any of its Subsidiaries be required to (i) provide any information or projections that are not reasonably available to the Company or (ii) bear any Expense, pay any commitment or other fee, enter into any definitive agreement, incur any other Liability, make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Effective Time. In addition, nothing in this Section 5.10 shall require any action that would conflict with or violate the Company Organizational Documents or any Law or result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Material Contract to which the Company or its Subsidiaries is a party or waive any attorney-client privilege. For the avoidance of doubt, none of the Company or any of its Subsidiaries or their respective officers, directors (with respect to any Subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing contemplated by the Debt Commitment Letter (except for customary “authorization letters”, authorizing, among other things, the distribution of information to prospective lenders and identifying, among other things, any portion of such information that constitutes material, non-public information regarding the Company and its subsidiaries or their respective securities, which shall be executed by an officer of the Company prior to Closing) that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of the Company that will not be continuing directors, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Debt Financing. If the Closing Date does not occur, the Parent Termination Fee is not paid and Parent has not terminated this Agreement as contemplated in Section 7.3, Parent (I) shall within thirty (30) days of written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket Expenses (including (A) reasonable attorneys’ fees and (B) Expenses of the Company’s accounting firms engaged to assist in connection with the Debt Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Debt Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 5.10(c) and (II) shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages or Expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this Section 5.10), in each case other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of the Company or any of its Subsidiaries or, in each case, their respective Affiliates and Representatives.

(d) The Company hereby consents to the use of its logos solely in connection with the Debt Financing; provided, that Guarantor, Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill and will comply with the Company’s reasonable usage requirements to the extent made available to Parent prior to the date of this Agreement.

(e) The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to periodically update any Required Information provided to Parent as may be necessary so that such Required Information is Compliant. The Company agrees to use commercially reasonable efforts to (i) file all reports on Form 10-K and Form 10-Q and Form 8-K, to the extent required to include financial information pursuant to Item 9.01 thereof, and (ii) file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act. In addition, if, in connection with a marketing effort contemplated by the Debt Financing, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries, which Parent reasonably determines (and the Company does not reasonably object) to include in a customary offering memorandum for the Debt Financing, then, upon the Company’s review of and reasonable satisfaction with such filing, the Company shall file such Current Report on Form 8-K.

(f) Guarantor, Parent and Merger Sub acknowledge and agree that the obtaining of the Debt Financing, or any Alternative Financing, is not a condition to Closing.

(g) The Parties acknowledge and agree that the provisions contained in this Section 5.10 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of the Debt Financing.

Section 5.11      Rule 16b-3. Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause the Transactions and any other dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12      Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

Section 5.13      Stock Exchange Delisting. The Company shall cooperate with Parent and shall use its commercially reasonable efforts prior to the Closing Date to cause the Common Stock to be delisted from the Applicable Exchange and deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

Section 5.14      Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board (the “Compensation Committee”) to the extent required will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 5.15      Notifications of Certain Matters; Stockholder Litigation.

(a) Prior to the Effective Time, Parent shall give prompt (and in any event, within one (1) Business Day) notice to the Company, and the Company shall give prompt (and in any event, within one (1) Business Day) notice to Parent, of (i) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any Legal Actions commenced or, to such party’s knowledge, threatened against such party that relates to this Agreement or the Transactions and (iii) any fact, event or circumstance that (A) has had or would reasonably be expected to result in any Company Material Adverse Effect or Parent Material Adverse Effect, as applicable or (B) would or would reasonably be likely to result in the failure of any of the Offer Conditions or any of conditions set forth in Article VI to be satisfied; provided, however, that no such notification (or failure to provide such notification) shall (1) affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder, (2) cure any breach of, or noncompliance with, any other provision of this Agreement or (3) limit the remedies available to the party receiving such notice.

(b) Prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company shall control the defense of any Legal Action (including any class action or derivative litigation) relating directly or indirectly to this Agreement, the Merger, the Offer or the other Transactions, including disclosures made under securities laws and regulations related thereto (“Transaction Litigation”); provided, however, that the Company shall, as promptly as reasonably practicable after obtaining knowledge thereof, notify Parent in writing of, and shall (i) give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any Transaction Litigation (and the Company shall in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any Transaction Litigation and (ii) if Parent does not exercise such right to participate (subject to the Company’s control right), keep Parent reasonably and promptly informed with respect to the status of such Transaction Litigation. No compromise or settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.16      Company Bonds. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, provide reasonable cooperation to Parent in connection with Parent’s efforts to (a) replace, concurrently with or after Closing, any Company Bonds, (b) obtain a “back-to-back” letter of credit, surety bond or other security interest for any Company Bonds or (c) otherwise collateralize, concurrently with or after Closing, the obligations of the parties who are the current issuers of any Company Bonds or have provided a letter of credit or other credit support in connection with any Company Bonds; provided, however, that (i) the Company shall have no obligation to take any activities which affect the Credit Facility prior to Closing, (ii) neither the Company nor its Subsidiaries shall be required to incur any expenses in connection with the foregoing which are not reimbursed by Parent and (iii) any of the actions contemplated by this Section 5.16 are to take effect as of or following, and conditional upon, the Closing.

Section 5.17      Section 280G. Subject to receipt by Parent and Merger Sub of an analysis of the Section 280G implications of the Transactions (including under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans) on any individual that is regarded as a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1), Parent and Merger Sub agree to consult with the Company in good faith and consider all actions reasonably requested by the Company to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code.

Section 5.18      Merger Sub. Parent shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement or as necessary to consummate the Transactions.

ARTICLE VI

CONDITIONS

Section 6.1      Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction (or waiver, if permissible under applicable Law) on or before the Closing Date of each of the following conditions:

(a) No Legal Restraints. No Governmental Authority having jurisdiction over any party hereto shall have issued any Order, nor any applicable Law or other legal restraint, injunction or prohibition shall be in effect that makes consummation of the Merger illegal or otherwise prohibited.

(b) Consummation of the Offer. Merger Sub shall have irrevocably accepted for payment all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

Section 6.2      Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of, or failure to perform with respect to, any provision of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1      Termination by Mutual Consent. This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by mutual written consent of Parent and the Company.

Section 7.2      Termination by Either Parent or the Company. This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by either Parent or the Company:

(a) if the Offer Acceptance Time has not occurred on or before 5:00 p.m., New York City time, on the date that is 120 days after the date hereof (as such date may be extended pursuant to this Section 7.2(a) or by the mutual written consent of the parties hereto, the “Termination Date”); provided, that in the event the Marketing Period has commenced but not yet been completed at the time of the Termination Date, the Termination Date may be extended by Parent until five (5) Business Days after the final date of the Marketing Period; provided, further, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement seeking to terminate if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its covenants, obligations or agreements under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.2(a); or

(b) any Governmental Authority having jurisdiction over any party hereto shall have issued a final, non-appealable Order or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Merger or the consummation of the Offer or any applicable Law that makes consummation of the Merger or the consummation of the Offer illegal or otherwise prohibited shall be in effect; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have complied in all material respects with its obligations under Section 5.6 and Section 5.7.

Section 7.3      Termination by Parent. This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by Parent:

(a) if the Company breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in this Agreement, which breach or failure to perform, individually or in the aggregate, (i) would result in the failure of any of the Offer Conditions set forth in paragraph (d), (e) or (f) of Annex I not being satisfied and (ii) such breach or failure by its nature cannot be cured or has not been cured by the Company by the earlier of (A) the Business Day immediately prior to the Termination Date and (B) the date that is twenty (20) Business Days after the Company’s receipt of written notice of such breach from Parent and stating its intention to terminate the Agreement; provided, that neither Parent nor Merger Sub are then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants, obligations or agreements contained in this Agreement; or

(b) following an Adverse Recommendation Change.

Section 7.4      Termination by the Company. This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by the Company:

(a) in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, subject to, and in accordance with, the terms and conditions of Section 5.3; provided, that prior to or concurrently with such termination the Company pays the Company Termination Fee under Section 7.6(a)(i) and promptly (but in any event within twenty-four (24) hours of receipt by Parent of the Company Termination Fee) enters into such Alternative Acquisition Agreement;

(b) if Parent or Merger Sub breaches any of their respective representations or warranties, or fails to perform any of their respective covenants, obligations or agreements contained in this Agreement, which breach or failure to perform (i) would reasonably be expected to result in a Parent Material Adverse Effect and (ii) such breach or failure by its nature cannot be cured or has not been cured by Parent or Merger Sub, as applicable, by the earlier of (A) the Business Day immediately prior to the Termination Date and (B) the date that is twenty (20) Business Days after Parent’s receipt of written notice of such breach from the Company and stating its intention to terminate the Agreement; provided, that the Company is not then in material breach of its representations or warranties, or then materially failing to perform its covenants, obligations or agreements contained in this Agreement; or

(c) if (i) the Marketing Period has ended, (ii) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such Offer Conditions being able to be satisfied) have been satisfied or waived at the Expiration Time (and for the avoidance of doubt after giving effect to any extensions thereof in accordance with Section 1.1(d)), (iii) Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer within three (3) Business Days following the Expiration Time, (iv) the Company has provided irrevocable written notice to Parent at least three (3) Business Days prior to such termination that it is prepared, willing and able to effect the Closing and (v) at all times during such three (3) Business Day period, the Company stood ready, willing and able to consummate the Transactions; provided, that notwithstanding anything in Section 7.2(a) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.2(a) during any such three (3) Business Day period.

Section 7.5      Effect of Termination. Subject to Section 7.6, in the event of a valid termination of this Agreement by either Parent or the Company as provided in this Article VII, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of the Representatives of any of them shall have any Liability of any nature whatsoever hereunder, or in connection with the Transactions; provided, however, that (a) except as otherwise provided herein and subject to Section 7.6(d) and Section 7.6(e) (including the limitation on Liability set forth therein), no such termination shall relieve any party of any Liability for Damages to another party resulting from such party’s fraud or Willful and Intentional Breach prior to such termination and (b) the Confidentiality Agreement, the expense reimbursement and indemnification provisions of Section 5.10, the provisions of Section 5.2(b), Section 5.2(c), Section 5.9, this Section 7.5, Section 7.6, Section 7.7 and Article VIII shall survive any termination of this Agreement.

Section 7.6      Fees and Expenses Following Termination.

(a) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $24.5 million (such amount, the “Company Termination Fee”):

(i) if this Agreement is validly terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made prior to or concurrently with such termination;

(ii) if this Agreement is validly terminated by Parent pursuant to Section 7.3(b), in which case payment shall be made within two (2) Business Days following such termination; or

(iii) if (A) a Takeover Proposal shall have been publicly made or otherwise becomes generally known to the public, in each case, prior to the Offer Acceptance Time, (B) thereafter this Agreement is terminated (a) by the Company or Parent pursuant to, and in accordance with, Section 7.2(a) or (b) by Parent pursuant to Section 7.3(a) and (C) within twelve (12) months following the date of such termination the Company enters into a definitive Contract with respect to any transaction specified in the definition of “Takeover Proposal” and such transaction is subsequently consummated or any transaction specified in the definition of “Takeover Proposal” is consummated, whether or not involving the same Takeover Proposal or the Person making the Takeover Proposal referred to in clause (A), in which case payment shall be made within two (2) Business Days following the earliest date of when such definitive Contract is executed or such transaction is consummated. For purposes of this Section 7.6(a)(iii), references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “50%”.

(b) Parent shall pay to the Company by wire transfer of immediately available funds an amount equal to $30 million (such amount, the “Parent Termination Fee”) within two (2) Business Days after termination if this Agreement is validly terminated by the Company pursuant to Section 7.4(c); provided, that in no event shall the Company be entitled to receive, and Parent be required to pay, the Parent Termination Fee if the Company or any Subsidiary is, at the time at which the Parent Termination Fee becomes due and payable, in breach of any of their respective representations or warranties contained in Article III hereof or have failed to perform their respective covenants, obligations or agreements contained in this Agreement, which breach or failure to perform, individually or in the aggregate, was a principal cause of the failure of any of the Offer Conditions being satisfied.

(c) Each of the parties hereto acknowledges that the agreements contained in this Section 7.6 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement.

(d) Subject in all respects to the Company’s rights set forth in Section 8.15 and the reimbursement and indemnification obligations of Parent under Section 5.10, (i) in the event the Parent Termination Fee is paid to the Company in circumstances for which such fee is payable pursuant to Section 7.6(b), payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub or any of their respective former, current or future stockholders, financing sources (including the Lender Related Parties), managers, members, partners, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any Damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions and (ii) upon payment of such amount none of the Parent Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions. Subject in all respects to Parent’s rights set forth in Section 8.15, (A) in the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.6(a), payment of the Company Termination Fee shall be the sole and exclusive monetary Damages remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any Damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and (B) upon payment of such amounts none of the Company Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions. Notwithstanding anything else to the contrary herein, for the avoidance of doubt, while each of the Company and Parent may, subject in all respects to this Section 7.6 and Section 8.15 and Section 8.16, concurrently pursue (i) both a grant of specific performance or other equitable relief in accordance with Section 8.15 and (ii) the payment of the Parent Termination Fee or the Company

Termination Fee, as applicable, under this Section 7.6, under no circumstances shall the Company or Parent be permitted or entitled to receive, directly or indirectly, both a grant of specific performance that results in a Closing and any money Damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.

(e) In connection with any Damages suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which Parent is entitled to receive the Company Termination Fee in accordance with Section 7.6(a) (in which case Section 7.6(d) shall apply), and without limiting the reimbursement obligations of the Company under Section 7.7, Parent agrees, on behalf of itself and the Parent Related Parties, that the maximum aggregate monetary Liability of the Company and the Company Related Parties, if any, shall be limited to the amount of the Company Termination Fee, and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary Damages in excess of such amount. In connection with any Damages suffered by any Company Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which the Company is entitled to receive the Parent Termination Fee in accordance with Section 7.6(b) (in which case Section 7.6(d) shall apply) and without limiting the reimbursement and indemnification obligations of Parent under Section 5.10, the Company agrees, on behalf of itself and the Company Related Parties, that the maximum aggregate monetary Liability of Parent and the Parent Related Parties, if any, shall be limited to the amount of the Parent Termination Fee, and in no event shall the Company or any Company Related Party seek or be entitled to recover from Parent or any Parent Related Parties, and the Company on behalf of itself and the Company Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary Damages in excess of such amount.

Section 7.7      Parent Termination Expenses.

(a) Subject to Section 5.9 and Section 7.7(b), in the event that this Agreement is validly terminated (i) by the Company or Parent pursuant to, and in accordance with, Section 7.2(a) as a result of the failure of the Minimum Condition to be satisfied, or (ii) by Parent pursuant to Section 7.3(a) and in each case the Company Termination Fee is not payable and paid pursuant to Section 7.6, the Company shall reimburse Parent, Merger Sub and their respective Affiliates for their out-of-pocket third-party expenses in an aggregate amount not to exceed $6,000,000 (the “Parent Expense Reimbursement”).

(b) Any Parent Expense Reimbursement payment shall be made by wire transfer of same day funds to an account designated by Parent within two (2) Business Days of such termination, following receipt by the Company of documentary evidence of such expenses, it being understood that in no event shall the Company be required to pay the Parent Expense Reimbursement on more than one occasion.

(c) The Company Termination Fee payable by the Company pursuant to Section 7.6 shall be reduced by any Parent Expense Reimbursement payments that, at the time the Company Termination Fee becomes due and payable, have previously been paid to Parent, Merger Sub and/or their respective Affiliates in accordance with this Article VII.

ARTICLE VIII

MISCELLANEOUS

Section 8.1      Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement (i) containing terms that are, in the aggregate, no less restrictive of, or in the aggregate more favorable to, the third-party that is party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Guarantor and its Affiliates and Representatives and (ii) that does not prohibit the Company from providing any information to Parent in accordance with Section 5.3 or otherwise prohibit the Company from complying with its obligations under Section 5.3.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(c) “Antitrust Law” means, individually and collectively, the HSR Act, the United States Sherman Act, as amended, the United States Clayton Act, as amended, the United States Federal Trade Commission Act, as amended, and any other applicable U.S. federal or state, or foreign, statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

(d) “Anti-Corruption Law” means the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, and all other applicable anti-bribery or anti-corruption Laws.

(e) “Applicable Exchange” means the NASDAQ Global Select Market.

(f) “Business Day” means any day other than Saturday, Sunday or a day on which the SEC or commercial banks in New York, New York and Ottawa, Ontario are authorized or required by Law to close.

(g) “Code” means the United States Internal Revenue Code of 1986.

(h) “Company Benefit Plan” means each “employee benefit plan” as defined in ERISA (whether or not subject to ERISA), and all other stock purchase, stock option, restricted stock, severance, retention, employment, individual consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, fringe benefit or other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated), providing compensation or other benefits to any current or former director, officer, employee, consultant or independent contractor (or to any dependent or beneficiary thereof) of the Company, its Subsidiaries or any ERISA Affiliate, which are now maintained, sponsored or contributed to by the Company, a Subsidiary of the Company or any ERISA Affiliate, or under which the Company, a Subsidiary of the Company or any ERISA Affiliate has any material Liability or obligations.

(i) “Company Bond” means any surety bond, letter of credit or other similar debt instrument, including security interests issued at the application or for the benefit of the Company or any of its Subsidiaries.

(j) “Company Equity Awards” means Company Options and Company RSUs.

(k) “Company Equity Plans” means: (a) the Company’s 1997 Stock Option Plan, (b) the Company’s 2007 Equity Incentive Plan, (c) the Company’s 2015 Equity Incentive Plan and (d) the Company ESPP.

(l) “Company ESPP” means the Company’s 2007 Employee Stock Purchase Plan and the Company’s 2016 Employee Stock Purchase Plan.

(m) “Company IP” means the Company Owned IP and the Company Licensed IP.

(n) “Company Licensed IP” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has received a covenant not to be sued.

(o) “Company Material Adverse Effect” means any Effect that (i) is or would reasonably be expected to be, individually or in the aggregate with all other Effects, materially adverse to the business, financial condition, assets and Liabilities (taken together) or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) prevents or delays beyond the Termination Date the ability of the Company to consummate the Transactions or the performance of its obligations under this Agreement; provided, that none of the following Effects shall constitute nor shall be taken into account in determining whether there is a Company Material Adverse Effect: (a) changes affecting the economies or general business, economic or regulatory conditions of or financial, credit or capital market conditions anywhere in the world in which the Company and its Subsidiaries operate, (b) changes in the trading volume or trading price of shares of Common Stock (provided, that the facts and circumstances giving rise to such changes in such volume or price may be deemed to constitute, and may be taken into account in determining whether there is, a Company Material Adverse Effect), (c) changes in the industry in which the Company and its Subsidiaries operate, (d) national or international political conditions, acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date hereof, (e) changes in Law or GAAP (or in the interpretation thereof), (f) any failure by the Company to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided, that the facts and circumstances giving rise to such failures may be deemed to constitute, and may be taken into account in determining whether there is a Company Material Adverse Effect), (g) any Legal Action made or brought by any of the current or former Company stockholders (on their own behalf or on behalf of the Company) against the Company or the Company Board, relating to, in connection with, or arising out of the Transactions, this Agreement, the Offer Documents or the Schedule 14D-9, (h) any Effects directly or indirectly attributable to the execution, announcement or pendency of this Agreement, any public announcement made by Parent or any of its Affiliates regarding the Transactions or the anticipated consummation of the Transactions (including the identity of, or any facts or circumstances relating to, Parent as the acquirer of the Company) (it being understood that this clause (h) shall not apply to any representation or warranty of the Company herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement), (i) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural disasters and (j) any Effects resulting from or arising out of any actions taken by the Company or any of its Subsidiaries at the request of Parent or Merger Sub; provided, that, with respect to clauses (a), (c), (d), (e) and (i), only to the extent such Effect does not adversely affect the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industry in which the Company and its Subsidiaries operate.

(p) “Company Option” means options to purchase shares of Common Stock from the Company (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company or otherwise).

(q) “Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this Agreement.

(r) “Company Owned IP” means the Company Registered IP and all other Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

(s) “Company Registered IP” means the Registered IP owned or purported to be owned by the Company or any of its Subsidiaries.

(t) “Company RSU” means an RSU issued under any of the Company Equity Plans.

(u) “Compliant” means, with respect to the Required Information, that such Required Information has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, and the absence of footnotes).

(v) “Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization), or the expiration or termination of any statutory waiting periods.

(w) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, purchase or sale order, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement, understanding, instrument or obligation (in each case, whether written or oral).

(x) “CPCN” means the Certificate of Public Convenience and Necessity granted by the CPUC which permits M5 Networks, LLC to operate as a switchless reseller in California.

(y) “CPUC” means the California Public Utilities Commission.

(z) “Credit Facility” means the Amended and Restated Credit Agreement, dated as of October 22, 2014, among the Company, the banks and other financial institutions or entities from time to time parties thereto, Silicon Valley Bank, as the Issuing Lender and Swingline Lender (as such terms are defined therein) and Silicon Valley Bank, as administrative agent and collateral agent, as amended.

(aa) “Damages” means losses, costs, fines, penalties, damages, Liabilities, Taxes, claims, actions, judgments and amounts paid in settlement.

(bb) “Effect” means any change, event, development, occurrence, state of facts, circumstance or effect.

(cc) “Enforceability Exceptions” means: (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity, whether considered in a proceeding at law or in equity.

(dd) “Environmental Claim” means any written claim, Legal Action, complaint, or notice of violation alleging violation of, or Liability under, any Environmental Laws.

(ee) “Environmental Laws” means any applicable foreign, federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common Law relating to, or imposing standards regarding the protection or cleanup of the environment, any Hazardous Materials Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including protection of health and safety of employees. Environmental Laws shall include, without limitation, the following United States statutes: the Federal Insecticide, Fungicide Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right to Know Act, Hazardous Materials Transportation Act and all analogous or related foreign, federal state or local Law, each as amended.

(ff) “ERISA” means the Employee Retirement Income Security Act of 1974.

(gg) “ERISA Affiliate” means any Person, trade or business which is considered a single employer with the Company or any Subsidiary of the Company under Section 4001 of ERISA or Section 414 of the Code.

(hh) “Exchange Act” means the Securities Exchange Act of 1934.

(ii) “FCC” means the Federal Communications Commission.

(jj) “GAAP” means generally accepted accounting principles in the United States.

(kk) “Government Contract” means any Contract between the Company or any of its Subsidiaries and Governmental Authority.

(ll) “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or (ii) any political subdivision of any of the foregoing.

(mm) “Governmental Consent” means any license, certificate, permit, approval, clearance, expiration, consent, waiver or termination of applicable waiting periods, authorizations, qualifications and orders of any Governmental Authority.

(nn) “Hazardous Materials” means any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including petroleum, petroleum products, by products or derivatives and asbestos and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Law.

(oo) “Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Materials or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called eWaste fees) and compliance with any product take back or product content requirements.

(pp) “Indebtedness” of any Person means, without duplication, (i) any indebtedness of such Person or its Subsidiaries, whether or not contingent, for money borrowed, (ii) indebtedness evidenced by notes, debentures, bonds, hedging or interest swap arrangements, collars, caps, foreign exchange arrangements or other similar instruments (intercompany or otherwise) or the payment of which such Person or any of its Subsidiaries is responsible or liable, (iii) all obligations of such Person or any of its Subsidiaries as lessee that are or should be capitalized in accordance with GAAP, (iv) all loans to such Person or any of its Subsidiaries by any of its suppliers and any penalties due and payable by such Person or any of its Subsidiaries to any such supplier (other than, for the avoidance of doubt, any accounts payable incurred in the ordinary course of business), (v) all obligations as an account party in respect of letters of credit to the extent drawn upon by the counterparty thereto, (vi) all obligations of such Person or any of its Subsidiaries evidenced by, and all obligations with respect to, any outstanding deferred payments, ongoing earn-out arrangements or other outstanding payment obligations owed by such Person or any of its

Subsidiaries (other than accounts payable and accrued expenses (as defined under GAAP), (vii) indebtedness of the type referred to in the foregoing clauses (i) through (v) that is secured by any Lien on any property or asset of such Person or any of its Subsidiaries (but only to the extent of the value of the property or asset that is subject to the Lien) or otherwise guaranteed directly or indirectly in any manner by such Person or any of its Subsidiaries or in effect directly or indirectly guaranteed by such Person or any of its Subsidiaries or (viii) all obligations of the type referred to in clauses (i) through (vi) of other Persons for the payment of which such Person is responsible or liable. Indebtedness shall also include all fees and other expenses owed with respect to the foregoing, including any call premium, prepayment, redemption or other penalty or premium, breakage fees or other amounts payable on discharge (if any).

(qq) “Intellectual Property Rights” means any and all industrial and intellectual property rights and all intangible rights associated therewith, throughout the world, including (i) all patents and applications therefor and all reissues, divisions, renewals, reexaminations, extensions, substitutions, provisionals, continuations and continuations-in-part thereof, and any statutory invention registrations, (ii) all trade secrets and confidential and proprietary information, including rights in inventions (whether patentable or not), invention disclosures, improvements, know how, technology, methods and processes, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, (iii) all rights in industrial designs and any registrations and applications therefor, (iv) all rights in trade names, logos, trade dress, trademarks and service marks, service names, brand names and other source or business identifiers, and all registrations and applications therefor, and any and all goodwill associated with and symbolized by the foregoing items, (v) all rights in Internet domain name registrations, Internet and World Wide Web URLs or addresses and social media account identifiers, (vi) all copyrights and rights in works of authorship, copyright registrations and applications therefor, and all other rights corresponding thereto, (vii) all rights in mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, (viii) all rights in computer software, including all source code, object code, firmware, development tools, files, records and data, compilations, design rights, implementations of algorithms, objects or modules, models, methodologies, application programming interfaces, user interfaces, architecture and all documentation and media related thereto (including programmers notes and annotations, technical and user documentation, specifications, manuals, instructions, designs, layouts, plans, drawings and bills of materials) (“Software”), (ix) all rights in schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, (x) all rights in hardware development tools, prototypes, breadboards and other devices, (xi) all rights in databases, data collections and Personal Information and (xii) all rights in moral and economic rights of authors and inventors, however denominated.

(rr) “Intervening Event” means any event, change, effect, development or occurrence that (i) is material to the Company and its Subsidiaries, taken as a whole, and which was not known by the Company Board (or would not reasonably have been foreseen) as of or prior to the date of this Agreement, which event, change, effect, development or occurrence becomes known to the Company Board following the date hereof and (ii) does not relate to or involve (A) a Takeover Proposal, (B) any changes in the market price, or change in trading volume, of shares of Common Stock (it being understood that the underlying causes of any such changes or developments may, if they are not otherwise excluded from the definition of “Intervening Event”, be taken into account in determining whether an Intervening Event has occurred) or (C) an adverse effect on the assets, liabilities, business or condition (financial or otherwise) of the Company and its Subsidiaries.

(ss) “IRS” means the U.S. Internal Revenue Service.

(tt) “knowledge” means, with respect to the Company, the actual knowledge of the Persons set forth on Schedule A of the Company Disclosure Letter, in each case, after reasonable inquiry of such Person’s direct reports, and, with respect to Parent, the actual knowledge of Rich McBee, Steven E. Spooner or Greg Hiscock, in each case, after reasonable inquiry of such Person’s direct reports.

(uu) “Labor Laws” means all laws as they relate to employment, employment practices and terms and conditions of employment, including but not limited to occupational safety and health, employee remuneration, employee benefits, the calculation and payment of wages, equal employment opportunity (including Laws prohibiting discrimination and/or harassment on the basis of race, national origin, religion, gender, disability, age, workers’ compensation, or any other protected classification), affirmative action, workers’ compensation, unemployment, the payment of social security, employment of minors, health, safety and hazard prevention, labor relations, unions, withholding, wages and hours and overtime of any kind, pay equity, employee classification, family and medical leave, the Immigration Reform and Control Act, foreign work permits or authorizations, WARN or any similar applicable Laws.

(vv) “Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of the NASDAQ).

(ww) “Legal Actions” means legal actions, arbitrations, litigations, mediations, investigations by a Government Authority (where the party has been notified by the investigating Governmental Authority of such investigation), lawsuits or other civil or criminal proceedings, in each case brought before any Government Authority.

(xx) “Lender Related Parties” means the Debt Financing sources identified in the Debt Commitment Letter, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

(yy) “Liability” means any known or unknown liability, Indebtedness, obligation or commitment of any kind, nature or character (whether direct, indirect, accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, inchoate or otherwise, and whether or not required to be recorded or reflected on a balance sheet prepared under GAAP).

(zz) “Liens” means any mortgage, deed of trust, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien, license, charge, security interest, option, right of first offer or first refusal, encroachment or other survey defect, imperfection of title, transfer restriction, charge or other encumbrance.

(aaa) “Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement on each day of which (i) the conditions set forth in Annex I would be satisfied if tested on each day of such fifteen (15) consecutive Business Day period (other than (x) the Minimum Condition, subject to the satisfaction of the Minimum Condition as of the last day of such period, (y) the condition set forth in clause (h) of Annex I and (z) to the extent the condition set forth in clause (c) of Annex I is not satisfied on the date seventy (70) days after the date of this Agreement, the condition set forth in clause (c) of Annex I), and (ii) Parent shall have the Required Information and the Required Information (as determined on each day of such fifteen (15) consecutive Business Day period) shall be Compliant (it being understood that if the Company shall in good faith reasonably believe that it has provided the Required Information and the Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes the Required Information was delivered), in which case the Company shall be deemed to have delivered the Required Information to Parent on the date specified in that notice (so long as such notice is given within two (2) days of such date) and the Required Information shall be deemed to be Compliant unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within three (3) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information Parent reasonably believes the Company has not delivered or the reason for which the Required Information is not Compliant)). Notwithstanding anything in this definition to the contrary, (i) the Marketing Period shall in no event commence prior to fifteen (15) Business Days after the date of this Agreement, (ii) the Marketing Period shall end on any earlier date prior to the expiration of the fifteen (15) consecutive Business Day period described above if the Debt Financing is consummated on such earlier date, (iii) the Marketing Period shall not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of such fifteen (15) consecutive Business Day period: (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in or that includes the Required Information or any such restatement is under active consideration, in which case, the Marketing Period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated or the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required, (B) the Company’s independent accountants shall have withdrawn their audit opinion with respect to any financial statements contained in or that includes the Required Information for which they have provided an opinion, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the independent accountants or another independent public accounting firm reasonably acceptable to Parent or (C) any Required Information would not be Compliant at any time during such fifteen (15) consecutive Business Day period or otherwise ceases to meet the requirement of “Required Information”, in which case the Marketing Period shall not commence or be deemed to commence unless and until such Required Information is updated or supplemented so that it is Compliant (it being understood that if any Required Information provided at the commencement of the Marketing Period ceases to be Compliant during such fifteen (15) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced), and (iv) if the Marketing Period has not ended prior to August 18, 2017, then the Marketing Period shall not commence prior to September 5, 2017.

(bbb) “NASDAQ” means The NASDAQ Global Select Market.

(ccc) “Order” means any order, writ, injunction, judgment or decree.

(ddd) “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with one or more other Effects, would reasonably be expected to prevent or materially impede or materially delay the ability of Guarantor, Parent or Merger Sub to perform their obligations under this Agreement or to consummate the Transactions, on a timely basis.

(eee) “Permitted Lien” means (a) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, being contested in good faith by appropriate Legal Action and for which adequate reserves have been set aside to the extent required by GAAP, (b) Liens arising by operation of Law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers or suppliers, incurred in the ordinary course of business securing amounts that are not yet due and payable or that are disputed in good faith and for which adequate reserves have been set aside to the extent required by GAAP, (c) protective filings related to operating leases with third parties entered into in the ordinary course of business, (d) zoning, entitlement, building and land use regulations, customary covenants, defects of title, easements, rights-of-way, restrictions and other similar charges or encumbrances or irregularities in title that in each case, individually or in the aggregate, do not materially interfere with or impair the use or operation of the affected property in the business of the Company and that do not secure payment of a sum of money, (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security programs and (f) non-exclusive licenses of Company Owned IP in the ordinary course of business, consistent with past practice.

(fff) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(ggg) “Personal Information” means all information regarding or capable of being associated with an individual person or device, including (a) information that, alone or in combination with other information held by the Company or any of its Subsidiaries, could be used to identify or is otherwise identifiable with an individual or device, including name, physical address, email address, telephone number, credit history information, financial information, financial account number or government-issued identifier (including social security number, driver’s license number or passport number), medical, health or insurance information, gender, date of birth, educational or employment information, and any other data used or intended to be used to identify, contact or locate an individual and (b) Internet Protocol addresses, device identifiers or other persistent identifiers.

(hhh) “Privacy and Security Laws” means any Laws regarding the receiving, collecting, compiling, accessing, using, processing, disclosing, electronically transmitting, securing, sharing, transferring, storing, disposing or destroying of Personal Information, including federal, state or foreign Laws or regulations regarding (a) data privacy and information security, (b) data breach notification (as applicable), (c) trespass, computer crime and other Laws governing unauthorized access to or use of electronic data and/or (d) the Payment Card Industry Data Security Standard.

(iii) “Registered IP” means all United States, international and foreign (a) patents and applications for patents, (b) registered trademarks and service marks and applications to register trademarks and service marks (including intent-to-use applications),
(c) registered copyrights and applications for copyrights, (d) registered mask works and applications to register mask works and (e) domain name registrations and social media account identifiers.

(jjj) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financial advisors and other advisors and agents of Parent or the Company, as applicable, and their respective Subsidiaries.

(kkk) “Required Information” means audited consolidated financial statements of the Company for the three fiscal years most recently ended at least 90 days prior to the applicable day of the Marketing Period, (ii) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter ended at least 45 days prior to the applicable day of the Marketing Period (other than any fiscal fourth quarter). Notwithstanding anything to the contrary in clauses (i) and (ii), nothing will require the Company to provide (or be deemed to require the Company to prepare) any pro forma financial statements.

(lll) “Rights” means any rights, title, interest or benefit of whatever kind or nature.

(mmm) “RSU” means a restricted stock unit.

(nnn) “Securities Act” means the Securities Act of 1933.

(ooo) “Section 214 Authorizations” means (i) the authorization granted by the FCC to M5 Networks, Inc. to provide facilities-based service in accordance with section 63.18(e)(1) of the FCC’s rules, and also to provide resale service in accordance with section 63.18(e)(2) of the FCC’s rules, 47 C.F.R. § 63.18(e)(1) and (ii) the authorization granted by the FCC to CorvisaCloud, LLC to provide resale service in accordance with section 63.18(e)(2) of the FCC’s rules, 47 C.F.R. § 63.18(e)(2).

(ppp) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

(qqq) “Superior Proposal” means any bona fide written Takeover Proposal that was not solicited in, and did not otherwise result from a, violation of Section 5.3 that the Company Board has determined in its good faith judgment after consulting with the Company’s legal counsel and financial advisors (i) is more favorable to the Company’s stockholders from a financial point of view than the Transactions and (ii) is reasonably capable of being completed substantially in accordance with its terms, taking into account all legal, regulatory, financial, financing (including certainty of any financing) and other terms, conditions and aspects of such proposal, including the Person making the Takeover Proposal, and of this Agreement; provided, that for purposes of the definition of “Superior Proposal”, the references to “more than 20%” in the definition of Takeover Proposal (x) in clause (i) and the first reference thereto in clause (iv) thereof, shall be deemed to be references to “more than 90%” and (y) in clauses (ii) and (iii) and the second reference thereto in clause (iv) thereof, shall be deemed to be references to “100%”.

(rrr) “Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its Affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of more than 20% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of more than 20% of the outstanding shares of Common Stock or voting power of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning more than 20% of the outstanding shares of Common Stock or voting power of the Company or (iv) merger (including a reverse merger in which the Company is the surviving corporation), consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, more than 20% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board) or more than 20% of the aggregate voting power of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions; provided, however, that this Agreement, the Transactions or any amendment thereof in accordance with the terms of this Agreement shall not be deemed a Takeover Proposal.

(sss) “Tax” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, duties, tariffs, imposts and other similar charges in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed in connection therewith or with respect thereto) imposed by any Governmental Authority, including (i) taxes imposed on, or measured by, income, franchise, profits, or gross receipts and (ii) property, capital gains, sales, goods and services, use, net worth, capital stock, license, branch, payroll, employment, social security (or similar), workers’ compensation, windfall profits, unemployment, compensation, utility, severance, production, excise, occupation, premium, withholding, estimated, gross margins, ad valorem, stamp, transfer, value-added, and gains taxes, and customs duties.

(ttt) “Tax Returns” means any report, return (including any information report or return), claim for refund, election, disclosure, statement, estimated tax filing or declaration filed, required to be filed or otherwise required to be supplied to any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

(uuu) “Technology” means any or all of the following: (i) works of authorship, including Software; (ii) inventions (whether or not patentable), discoveries and improvements; (iii) proprietary and confidential information and know-how; (iv) databases, data compilations and collections and technical data; (v) logos, trade names and trade dress;
(vi) domain names, web addresses and sites; (vii) technology, methods and processes, algorithms and formulae; (viii) devices, prototypes, designs, specifications and schematics; and (ix) all embodiments, representations and manifestations of any of the foregoing.

(vvv) “Telecom Approvals” means (a) the approval of the CPUC or the staff thereof for either (i) the acquisition or transfer of control of M5 Networks, LLC, in connection with the Transactions or (ii) the relinquishment of the CPCN, in each case pursuant to Section 854 of the California Public Utilities Code and/or authority delegated by the CPUC to its staff pursuant to CPUC Decision 04-10-038 and CPUC General Order 96-B (b) the approval of the FCC for the relinquishment of the Section 214 Authorizations, as evidenced by a public notice of the FCC unless the FCC otherwise advises in writing that such relinquishment is effective and (c) all other Telecom Consents.

(www) “WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

(xxx) “Willful and Intentional Breach” means a material breach of any material representation, warranty, covenant or other agreement set forth in this Agreement that is a consequence of an act undertaken or failure to act by the breaching party with the actual knowledge that such party is taking (or failing to take) such act and that the taking of such act or failure to act would cause a breach of this Agreement.

Section 8.2      Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(o) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(p) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”.

Section 8.3      No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time, which, in each case, shall survive in accordance with its terms and conditions.

Section 8.4      Governing Law. This Agreement, and any Legal Action or controversy arising out of or relating hereto or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles thereof.

Section 8.5      Submission to Jurisdiction; Service.

(a) Each party of this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware, or if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts (the “Chosen Courts”), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (iii) agrees that any Legal Actions arising in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Chosen Courts, (iv) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (v) agrees that it will not bring any Legal Action relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each party to this Agreement hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Legal Action arising out of or relating to this Agreement or the Transactions: (A) any claim that such party is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (B) that it or its property is exempt or immune from jurisdiction of any such Chosen Court or from any legal process commenced in such courts (whether through service of process, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (C) that (x) the Legal Action in any such court is brought in an inconvenient forum, (y) the venue of such Legal Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such Chosen Courts.

(b) Notwithstanding Section 8.4 or Section 8.5(a), each party to this Agreement acknowledges and irrevocably agrees (i) that any Legal Action, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties arising out of or relating to this Agreement or the Debt Commitment Letter or the performance thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (whether a state or Federal court), and any appellate court from any thereof, (ii) that any Legal Action, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties shall be governed by, and construed in accordance with, the laws of the State of New York, (iii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Action in any other court, (iv) that the provisions of Section 8.6 shall apply to any such Legal Action and (v) that the Lender Related Parties are express third-party beneficiaries of this Section 8.5(b).

Section 8.6      WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY SUCH LEGAL ACTION INVOLVING ANY LENDER RELATED PARTY UNDER THE DEBT FINANCING) OR THE LEGAL ACTIONS OF GUARANTOR, PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7      Notices. All notices, consents, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via electronic mail, (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery) or (c) on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Guarantor, Parent or Merger Sub, to:

Mitel Networks Corporation
350 Legget Drive
Kanata, Ontario, Canada K2K 2W7
Attention: Greg Hiscock
Email: greg.hiscock@mitel.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Adam M. Givertz
Email: agivertz@paulweiss.com

If to the Company, to:

ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, California 94085
Attention: General Counsel
Email: legal@shoretel.com
Facsimile No.: (408) 331-3333

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
Attention: David Michaels
         Jeffrey Vetter
Email: dmichaels@Fenwick.com,
      jvetter@Fenwick.com

Section 8.8      Amendment. Subject to compliance with applicable Law, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that, after Merger Sub has accepted for payment and paid for the shares of Common Stock pursuant to the Offer, no amendment may be made which decreases the Merger Consideration. This Agreement may not be amended or supplemented after the Offer Acceptance Time. Notwithstanding anything else to the contrary herein, the provisions set forth in Section 5.10, Section 7.5, Section 7.6, Section 8.5(b), Section 8.6, this Section 8.8, Section 8.11, Section 8.15 and Section 8.16 in each case may not be amended, modified or altered in any manner adverse to the Lender Related Parties in any material respect without the prior written consent of such Lender Related Parties.

Section 8.9      Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 8.10      Entire Agreement. This Agreement (and the Exhibits and Annexes hereto), the Company Disclosure Letter and the Confidentiality Agreement (collectively, the “Related Documents”) contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, communications, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 8.11      No Third-Party Beneficiaries. Except (a) as to the Lender Related Parties, for the provisions of Section 7.5, Section 7.6, Section 8.5(b), Section 8.6, Section 8.8, this Section 8.11, Section 8.15 and Section 8.16, (b) if the Offer Acceptance Time occurs, the right of the Company’s stockholders that validly tendered their shares of Common Stock in the Offer to receive the Offer Price in respect of such shares, (c) the rights of the beneficiaries of the rights provided in Section 5.5 to the extent provided therein, (d) if the Effective Time occurs, for the rights of the holders of shares of Common Stock to receive the Merger Consideration to which they are entitled to receive in accordance with Section 2.2(c) and for the rights of the holders of Company Equity Awards to receive such amounts and/or awards as provided for in Section 2.3 and (e) the rights of the Non-Party Affiliates set forth in Section 8.16, the parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.12      Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.13      Rules of Construction. The parties have participated jointly in negotiating and drafting of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement. The phrases “delivered,” “made available,” “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the party to whom such information or material is to be provided, have been deposited by the Company or Parent in the electronic datarooms maintained for the Transactions by the Company or publicly filed by the Company with the SEC, in each case on or before 7:30pm Pacific time on the date of this Agreement. Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein; provided, that any amendment, modification, waiver or consent to a Contract not disclosed in the Company Disclosure Letter, or provided to Parent on or before 7:30pm Pacific time on the date of this Agreement shall be disregarded unless such amendment, modification, waiver or consent was permitted hereunder. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement, (d) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, and (e) references to any Person include the successors and permitted assigns of that Person. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”

Section 8.14      Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of Law or otherwise, all or any portion of its rights or Liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion; provided, however, that Parent may designate, prior to the Effective Time, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Sub as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation. Any purported assignment without such prior written consents shall be null and void.

Section 8.15      Specific Performance.

(a) The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies (including those as set forth in Section 7.6) would not be an adequate remedy for any such non-performance or breach. It is accordingly agreed that, subject to Section 8.15(b), the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity (including monetary damages), and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that or otherwise assert that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b) Notwithstanding anything to the contrary in Section 8.15(a), the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to fund the Offer Price and the Merger Consideration and Parent’s and Merger Sub’s obligations to cause the Offer Acceptance Time to occur and to effect the Closing (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (i) the Marketing Period has ended, (ii) with respect to the consummation of the Offer (including the payment of the Offer Price), all Offer Conditions were satisfied (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time, but subject to such conditions being able to be satisfied at the Offer Acceptance Time) or validly waived in accordance with the terms hereof at the Expiration Time, (iii) with respect to the consummation of the Merger (including the payment of the Merger Consideration) the conditions set forth in Section 6.1 were satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, but subject to such conditions being able to be satisfied at the Effective Time) or validly waived in accordance with the terms hereof at the Effective Time, (iv) the Debt Financing (or Alternative Financing) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing, (v) the Company has irrevocably confirmed in writing to Parent that (A) if specific performance is granted and the Debt Financing (or Alternative Financing) is funded, the Closing will occur substantially simultaneously with the drawdown of the Debt Financing (or Alternative Financing) and the Company has not revoked, withdrawn, modified or conditioned such confirmation and (B) the Company is prepared, willing and able to effect the Closing and the Transactions and (vi) Parent and Merger Sub fail to complete the Closing within three (3) Business Days after delivery of the Company’s irrevocable written confirmation. For the avoidance of doubt, in the event that this Agreement is terminated by the Company pursuant to Section 7.4(b), the Company shall not be entitled to specific performance under this Section 8.15 and the Parent Termination Fee shall be the Company’s sole and exclusive remedy, as provided by Section 7.6(d).

Section 8.16      Non-Recourse. All Legal Actions (whether in Contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Related Documents or the negotiation, execution, performance or non-performance of this Agreement or the Related Documents (including any representation or warranty made in or in connection with this Agreement, the Related Documents or as an inducement to enter into this Agreement or the Related Documents) may be made by any party hereto only against the Persons that are expressly identified as parties hereto or thereto. In no event shall any named party to this Agreement or the Related Documents have any shared or vicarious Liability for the actions or omissions of any other Person other than as provided in Section 8.17. No Person who is not a named party to this Agreement or the Related Documents, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to this Agreement or any of the Related Documents, including, for the avoidance of doubt, any Lender Related Party (“Non-Party Affiliates”), shall have any Liability (whether in Contract or in tort, in law or in equity, or based upon any theory that seeks to impose Liability of an entity party against its owners or Affiliates) to any party to this Agreement for any Liabilities arising under, in connection with or related to this Agreement (which, for the avoidance of doubt, shall not include those Liabilities arising under the Debt Financing that may be asserted by the parties thereto), the Related Documents or for any claim based on, in respect of, or by reason of this Agreement, the Related Documents or their negotiation or execution; and each party hereto or thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 8.16. Nothing in this Section 8.16 shall in any way expand the circumstances in which Parent may be liable under this Agreement or as a result of the Transactions (including as a result of the Debt Financing).

Section 8.17      Guaranty. Guarantor has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Guarantor has been duly and validly authorized by all necessary corporate action on the part of Guarantor and does not require any Government Authorizations other than those described in clauses (i)-(vi) of Section 4.4, and no other corporate on the part of Guarantor is necessary to authorize this Agreement or Guarantor’s performance hereunder. This Agreement has been duly executed and delivered by Guarantor and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding agreement of Guarantor, enforceable against Guarantor in accordance with its terms, subject to the Enforceability Exceptions. Guarantor hereby unconditionally, absolutely, continuingly and irrevocably guarantees to the Company the timely payment and performance by Parent of all of the obligations and liabilities of Parent arising under or in connection with this Agreement. Nothing in this Section 8.17 shall waive any defenses, counterclaims or rights of setoff that the Company may have under this Agreement or applicable Laws.

Section 8.18      Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

Mitel US Holdings, Inc.

By:	/s/ Steven Spooner
	Name:	Steven Spooner
	Title:	President

Shelby Acquisition Corporation

By:	/s/ Steven Spooner
	Name:	Steven Spooner
	Title:	President

ShoreTel, Inc.

By:	/s/ Don Joos
	Name:	Don Joos
	Title:	President and Chief Executive Officer

Solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17:

Mitel Networks Corporation

By:	/s/ Steven Spooner
	Name:	Steven Spooner
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

Annex I

Offer Conditions

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Merger Sub’s right to extend and amend the Offer pursuant to the provisions of the Agreement, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or pay for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

(a) Minimum Condition. The number of shares of Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), together with the shares of Common Stock then owned by Merger Sub, do not represent at least one share more than 50% of the then outstanding shares of Common Stock (the “Minimum Condition”).

(b) Legal Restraints. Either (i) an Order (whether temporary, preliminary or permanent) shall have been issued by a Governmental Authority and remain in effect that would (i) make any of the Company Stockholder Agreements, the Offer, the Merger or any of the other Transactions illegal or (ii) otherwise prevent the consummation thereof or (b) an applicable Law shall be in effect that would make the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal or violative of any Law.

(c) Governmental Consents. Any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated and the Telecom Approvals shall not have been obtained.

(d) Representations and Warranties. The representations and warranties of the Company (i) set forth in, Section 3.8(a) and Section 3.8(d) (Absence of Certain Changes or Events) of the Agreement shall not be true and correct in all respects as of the Expiration Time with the same effect as though made as of the Expiration Time, (ii) set forth in Section 3.2(a), Section 3.2(b) and the last sentence of Section 3.2(d) (Capitalization) of the Agreement shall not be true and correct in all respects (except for de minimis inaccuracies, it being understood that inaccuracies shall be deemed to be “de minimis” if and only if the Company’s fully diluted capitalization as of the Capitalization Date does not exceed the Company’s fully diluted capitalization set forth in Section 3.2(a) and Section 3.2(b) by more than 0.075% in the aggregate) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 3.1 (Corporate Existence), the second sentence of Section 3.2(c) and Section 3.2(e) (Capitalization), Section 3.3 (Corporate Authority; Enforceability), Section 3.5(f)(ii) (Compliance with Laws; Permits), Section 3.17(a) (Finders; Brokers) and Section 3.19 (Opinion of Financial Advisors) of the Agreement shall not be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) set forth in the Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this paragraph (d), shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not have or reasonably be expected to have a Company Material Adverse Effect. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(e) Compliance with Covenants. The Company shall not have complied with or performed in all material respects its obligations, agreements and covenants required to be complied with or performed by it prior to the Expiration Time under the Agreement and such failure to comply or perform shall not have been cured by the Expiration Time. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(f) Company Material Adverse Effect Condition. Since the date of the Agreement there shall have been any Company Material Adverse Effect. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Annex I-1

(g) No Termination of Agreement. The Agreement shall have been terminated in accordance with its terms (the “Termination Condition”).

(h) Marketing Period. The Marketing Period shall not have been completed.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition and the Termination Condition, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their respective sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent permitted by applicable Law. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed unless specifically defined in this Annex I.

For purposes of the Agreement, when reference is made to one or more Offer Conditions being “satisfied” (or words of similar import), it shall mean that such condition described therein does not exist.

Annex I-2